SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of November, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: November 26, 2004

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                       LANOPTICS BUILDING
LANOPTICS              1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------



CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE


              LANOPTICS COMPLETES A $14.3 MILLION PRIVATE PLACEMENT
                               OF ORDINARY SHARES

     PROCEEDS WILL BE USED TO SUPPORT THE GROWTH OF ITS EZCHIP TECHNOLOGIES
                          NETWORK PROCESSORS SUBSIDIARY


YOKNEAM, ISRAEL, November 24, 2004 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced that it has signed a $14,364,000 private placement agreement with institutional investors for the sale of 1,368,000 ordinary shares, priced at $10.50 per share, and 478,800 five-year warrants with an exercise price of $15.50. LanOptics has agreed to file a registration statement covering the shares and warrants issued in the transaction.

     LanOptics will use the proceeds from the sale of the securities to support EZchip as well as for other general corporate purposes, as shall be determined by the Company's management.

     "After this transaction, LanOptics' consolidated cash balance will exceed $26M, all of which is dedicated to secure EZchip's future success," said Eli Fruchter, President and CEO of EZchip and a member of the Board of Directors of LanOptics. "This new funding will serve to enhance EZchip's leadership in the network processors market and demonstrate our commitment to this emerging market. While other vendors are holding back on their efforts, EZchip is capitalizing on the opportunity and continues its surge forward. Our upcoming NP-2 network processor solidifies our technological edge, provides a significant increase to our addressable market and is already gaining new customers."

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

     For more information on EZchip, visit the web site at http://www.ezchip.com

     For more information on LanOptics, visit the web site at http://www.lanoptics.com


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                          SECURITIES PURCHASE AGREEMENT

     This SECURITIES PURCHASE AGREEMENT (this "AGREEMENT"), dated as of November 24, 2004, is by and between LanOptics Ltd., a company organized under the laws of the State of Israel, with headquarters located at 1 Hatamar Street, P.O. Box 527,Yokneam 20692 Israel (the "COMPANY"), and each of the entities whose names appear on the signature pages hereof (each, an "INVESTOR" and, collectively, the "INVESTORS").

     The Company wishes to sell to each Investor, and each Investor wishes to purchase, on the terms and subject to the conditions set forth in this Agreement, (A) the Company's Ordinary Shares, nominal value NIS 0.02 (the "ORDINARY SHARES"), in the amount set forth below such Investor's name on the signature pages hereto (the "PURCHASED SHARES") and (B) a Warrant in the form attached hereto as EXHIBIT A (each, a "WARRANT" and, collectively, the "WARRANTS"). The Warrant issued to an Investor will entitle such Investor to purchase a number of Ordinary Shares (the "WARRANT SHARES") equal to (i) the number of Purchased Shares purchased by such Investor at the Closing (as defined below) TIMES (ii) thirty-five percent (35%). The Warrants will be exercisable from and after the Closing Date, will have an exercise price per share equal to US$15.50 and will expire five years from the Closing Date. The Purchased Shares, the Warrants and the Warrant Shares are collectively referred to herein as the "SECURITIES".

     The Company has agreed to effect the registration of the Purchased Shares and the Warrant Shares under the Securities Act of 1933, as amended (the "SECURITIES ACT"), pursuant to a Registration Rights Agreement in the form attached hereto as EXHIBIT B (the "REGISTRATION RIGHTS AGREEMENT"). The sale of the Purchased Shares and the Warrants by the Company to the Investors will be effected in reliance on the exemption from securities registration afforded by the provisions of Regulation D ("REGULATION D"), as promulgated by the Commission (as defined below) under the Securities Act.

     In consideration of the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Investor hereby agree as follows:

1.   PURCHASE AND SALE OF PURCHASED SHARES AND WARRANTS.

     1.1 CLOSING OF PURCHASE AND SALE; PURCHASE PRICE. Upon the terms and subject to the satisfaction or waiver of the conditions set forth herein, the Company agrees to sell and each Investor agrees to purchase (i) the number of Purchased Shares set forth below such Investor's name on the signature pages hereof and (ii) a Warrant exercisable into a number of Ordinary Shares equal to such number of Purchased Shares TIMES thirty-five percent (35%), PROVIDED, that no Warrant at issuance shall be exercisable into a fractional Warrant Share, but instead the number of Warrant Shares shall be rounded up or down to the nearest whole share. The purchase price for the Purchased Shares and Warrant being purchased by an Investor (the "PURCHASE PRICE") shall be equal to the number of such Purchased Shares TIMES US$10.50; PROVIDED, HOWEVER, that in no event shall the aggregate Purchase Price to be paid by all of the Investors hereunder exceed US$14,300,000. US$2,500 of the aggregate Purchase Price for all of the Purchased Shares and Warrants issued under this Agreement shall be allocated to the issuance of the Warrants. The closing of the purchase and sale of the Purchased Shares and Warrants (the "CLOSING") will be deemed to occur at the offices of Duval & Stachenfeld, LLP, 300 East 42nd Street, New York, New York 10017, when
(A) this Agreement and the other Transaction Documents (as defined below) have been executed and delivered by the Company and, to the extent applicable, by each Investor, (B) each of the conditions to the Closing described in Section 6 hereof has been satisfied or waived by the Company or each Investor, as appropriate, and (C) each Investor shall have delivered the Purchase Price payable by it to the Company by wire transfer of immediately available funds against physical delivery of duly executed certificates representing the Purchased Shares and Warrant being purchased by such Investor. The date on which payment of the Purchase Price has been made against delivery of the certificates representing the Purchased Shares and Warrants is referred to herein as the "CLOSING DATE". The Company shall, on or prior to the Closing Date, make available for inspection by each Investor at the offices of the Company's counsel in New York City, the certificates representing the Purchased Shares and Warrant being purchased hereunder by such Investor.

     1.2 CERTAIN DEFINITIONS. When used herein, the following terms shall have the respective meanings indicated:

          "AFFILIATE" means, as to any Person (the "SUBJECT PERSON"), any other Person (a) that directly or indirectly through one or more intermediaries controls or is controlled by, or is under direct or indirect common control with, the subject Person, (b) that directly or indirectly beneficially owns or holds ten percent (10%) or more of any class of voting equity of the subject Person, or (c) ten percent (10%) or more of the voting equity of which is directly or indirectly beneficially owned or held by the subject Person. For the purposes of this definition, "CONTROL" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, through representation on such Person's board of directors or other management committee or group, by contract or otherwise.

          "BOARD OF DIRECTORS" means the Company's board of directors.

          "BUSINESS DAY" means any day other than a Saturday, a Sunday or a day on which the New York Stock Exchange or commercial banks located in New York City are authorized or permitted by law to close.

          "CLOSING" and "CLOSING DATE" have the respective meanings specified in
     Section 1.1 hereof.

          "COMMISSION" means the United States Securities and Exchange
     Commission.

          "DEBT" means, as to any Person at any time: (a) all indebtedness, liabilities and obligations of such Person for borrowed money; (b) all indebtedness, liabilities and obligations of such Person to pay the deferred purchase price of Property or services, except trade accounts payable of such Person arising in the ordinary course of business that are not past due by more than 90 days; (c) all capital lease obligations of such Person; (d) all indebtedness, liabilities and obligations of others guaranteed by such Person; (e) all indebtedness, liabilities and obligations secured by a Lien existing on Property owned by such Person, whether or not the indebtedness, liabilities or obligations secured thereby have been assumed by such Person or are non-recourse to such Person; (f) all reimbursement obligations of such Person (whether contingent or otherwise) in respect of letters of credit, bankers' acceptances, surety or other bonds and similar instruments; and (g) all indebtedness, liabilities and obligations of such Person to redeem or retire shares of the share capital of such Person.

          "DISCLOSURE DOCUMENTS" means all SEC Documents filed by the Company with the Commission at least five (5) Business Days prior to the Execution Date.

          "EDGAR" means the Commission's Electronic Data Gathering, Analysis, and Retrieval system.

          "EFFECTIVE DATE" has the meaning set forth in the Registration Rights Agreement.

          "ENVIRONMENTAL LAW" means any federal, state, provincial, local or foreign law, statute, code or ordinance, principle of common law, rule or regulation, as well as any permit, order, decree, judgment or injunction issued, promulgated, approved or entered thereunder, relating to pollution or the protection, cleanup or restoration of the environment or natural resources, or to the public health or safety, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, discharge or disposal of hazardous materials.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

          "EXECUTION DATE" means the date of this Agreement.

          "GAAP" means generally accepted accounting principles in the United States, applied on a consistent basis, as set forth in (i) opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements of the Financial Accounting Standards Board and (iii) interpretations of the Commission and the Staff of the Commission. Accounting principles are applied on a "consistent basis" when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

          "GOVERNMENTAL AUTHORITY" means any nation or government, any state, provincial or political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation any stock exchange, securities market or self-regulatory organization.

          "GOVERNMENTAL REQUIREMENT" means any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, franchise, license or other directive or requirement of any Governmental Authority or any department, commission, board, court, agency or any other instrumentality thereof.

          "INTELLECTUAL PROPERTY" means any U.S. or foreign patents, patent rights, patent applications, trademarks, trade names, service marks, brand names, logos and other trade designations (including unregistered names and marks), trademark and service mark registrations and applications, copyrights and copyright registrations and applications, inventions, invention disclosures, protected formulae, formulations, processes, methods, trade secrets, computer software, computer programs and source codes, manufacturing research and similar technical information, engineering know-how, customer and supplier information, assembly and test data drawings or royalty rights.

          "IRREVOCABLE TRANSFER AGENT INSTRUCTIONS" has the meaning specified in
     Section 5.2 hereof.

          "ISRAEL GAAP" means generally accepted accounting principles in Israel, applied on a consistent basis. Accounting principles are applied on a "consistent basis" when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in the immediately preceding period.

          "LIEN" means, with respect to any Property, any mortgage or mortgages, pledge, hypothecation, assignment, deposit arrangement, security interest, tax lien, financing statement, pledge, charge, or other lien, charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

          "MATERIAL ADVERSE EFFECT" means an effect that is material and adverse to (i) the consolidated business, operations, properties, prospects, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (ii) the Company's ability to satisfy its obligations under this Agreement or any other Transaction Document.

          "MATERIAL CONTRACTS" means, as to the Company, any agreement required pursuant to Item 601 of Regulation S-K under the Securities Act to be filed as an exhibit to any report, schedule or registration statement filed or required to be filed by the Company with the Commission under the Exchange Act or any rule or regulation promulgated thereunder, and any and all amendments, modifications, supplements, renewals or restatements thereof.

          "NASD" means the National Association of Securities Dealers, Inc.

          "OUTSTANDING REGISTRABLE SECURITIES" means, at any time, all Registrable Securities that at such time are either issued and outstanding or issuable upon exercise of the Warrants (without regard to any limitation on such exercise).

          "PERMITTED LIENS" means the following:

               (a) encumbrances consisting of easements, rights-of-way, zoning restrictions or other restrictions on the use of real Property or imperfections to title that do not (individually or in the aggregate) materially impair the ability of the Company to use such Property in its businesses, and none of which is violated in any material respect by existing or proposed structures or land use;

               (b) Liens for taxes, assessments or other governmental charges that are not delinquent or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens, and for which adequate reserves (as determined in accordance with GAAP) have been established; and

               (c) Liens of mechanics, materialmen, warehousemen, carriers, landlords or other similar statutory Liens securing obligations that are not yet due and are incurred in the ordinary course of business or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens, for which adequate reserves (as determined in accordance with GAAP) have been established.

          "PERSON" means any individual, corporation, trust, association, company, partnership, joint venture, limited liability company, joint stock company, Governmental Authority or other entity.

          "PRINCIPAL MARKET" means the principal exchange or market on which the Ordinary Shares are listed or traded.

          "PROPERTY" means property and/or assets of all kinds, whether real, personal or mixed, tangible or intangible (including, without limitation, all rights relating thereto).

          "PRO RATA SHARE" means, with respect to an Investor, the ratio determined by dividing (i) the number of Purchased Shares purchased hereunder by such Investor by (ii) the aggregate number of Purchased Shares purchased hereunder by all of the Investors.

          "PURCHASE PRICE" has the meaning specified in Section 1.1 hereof.

          "REGISTRABLE SECURITIES" means the Purchased Shares and the Warrant Shares, and any shares of the share capital issued or issuable from time to time (with any adjustments) in replacement of, in exchange for or otherwise in respect of the Purchased Shares or the Warrant Shares; PROVIDED, HOWEVER, that "Registrable Securities" shall not include any such shares that have been sold to the public pursuant to the Registration Statement or Rule 144.

          "REGISTRATION STATEMENT" has the meaning set forth in the Registration Rights Agreement.

          "RULE 144" means Rule 144 under the Securities Act, or any successor provision.

          "SEC DOCUMENTS" has the meaning specified in Section 3.4 hereof.

          "SECURITIES" has the meaning specified in the preamble to this Agreement.

          "SUBSIDIARY" means, with respect to the Company, any corporation or other entity (other than an entity having no material operations or business during the twelve month period immediately preceding the Execution
     Date) of which at least five percent (5%) of the outstanding shares of stock or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors (or Persons performing similar functions) of such corporation or entity (regardless of whether, in the case of a corporation, stock of any other class or classes of such corporation shall or might have voting power by reason of the happening of any contingency) that is at the time, directly or indirectly, owned or controlled by the Company and/or one or more of its Affiliates.

          "TERMINATION DATE" means the first date on which there are no Registrable Securities or Warrants outstanding.

          "TRADING DAY" means any day on which Ordinary Shares are purchased and sold on the Principal Market.

          "TRANSACTION DOCUMENTS" means (i) this Agreement, (ii) the Warrants,
     (iii) the Registration Rights Agreement, and (iv) all other agreements, documents and other instruments executed and delivered by or on behalf of the Company or any of its officers at the Closing.

     1.3 OTHER DEFINITIONAL PROVISIONS. All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined. The words "hereof", "herein" and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

2.   REPRESENTATIONS AND WARRANTIES OF EACH INVESTOR.

     Each Investor (with respect to itself only) hereby represents and warrants to the Company, as of the Execution Date and as of the Closing Date, and agrees with the Company, as follows:

     2.1 AUTHORIZATION; ENFORCEABILITY. Such Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization as set forth below such Investor's name on the signature page hereof with the requisite corporate power and authority to purchase the Securities being purchased by it and to execute and deliver this Agreement and the other Transaction Documents. This Agreement constitutes, and upon the execution and delivery thereof, each other Transaction Document to which such Investor is a party will constitute, such Investor's valid and legally binding obligation, enforceable in accordance with its terms, subject to
(i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) general principles of equity.


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


     2.1A NO CONFLICT. Neither (i) the execution, delivery and performance of this Agreement and the other Transaction Documents to which such Investor is a party, nor (ii) the consummation by such Investor of the transactions contemplated hereby and thereby will result in (x) a violation of the charter, bylaws or other organizational documents of such Investor, (y) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation by such Investor of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor or by which any property or asset of such Investor is bound or affected, except for such violations as would not reasonably be expected to have any material adverse effect on the authority or ability of such Investor to perform its obligations under this Agreement or the other Transaction Documents to which such Investor is a party.

     2.2 ACCREDITED INVESTOR. Such Investor (i) is an "accredited investor" as that term is defined in Rule 501 of Regulation D and (ii) is acquiring the Purchased Shares and Warrant being purchased by it in the ordinary course of its business, solely for its own account, and not with a view to the public resale or distribution of all or any part thereof, except pursuant to sales that are registered under the Securities Act or are exempt from the registration requirements of the Securities Act and does not have any agreement or understanding with any person to distribute any of the Securities; PROVIDED, HOWEVER, that, in making such representation, such Investor does not agree to hold the Securities for any minimum or specific term and reserves the right to sell, transfer or otherwise dispose of the Securities at any time in accordance with the provisions of this Agreement and with Federal and state securities laws applicable to such sale, transfer or disposition.

     2.3 INFORMATION. The Company has provided such Investor with such information regarding the business, operations and financial condition of the Company, and has granted to such Investor the opportunity to ask such questions of and receive satisfactory answers from representatives of the Company, its officers, directors, employees and agents concerning the Company and materials relating to the terms and conditions of the purchase and sale of the Securities hereunder, as such Investor deems relevant in making an informed decision with respect to its investment in the Securities. Such Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment. Neither such information nor any other investigation conducted by such Investor or its representatives shall modify, amend or otherwise affect such Investor's right to rely on the Company's representations and warranties contained in this Agreement.

     2.4 LIMITATIONS ON DISPOSITION. Such Investor acknowledges that, except as provided in the Registration Rights Agreement, the Securities have not been and are not being registered under the Securities Act and may not be transferred or resold unless registered under the Securities Act or otherwise as described in
Section 4.6 hereof.


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


     2.5 LEGEND. Such Investor understands that the certificates representing the Securities may bear at issuance a restrictive legend in substantially the following form:

          "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state, and may not be offered, transferred, pledged, hypothecated, sold or otherwise disposed of unless a registration statement under the Securities Act and applicable state securities laws shall have become effective with regard thereto, or an exemption from registration under the Securities Act and applicable state securities laws is available in connection with such offer or sale."

          Notwithstanding the foregoing, it is agreed that, as long as (A) the resale or transfer (including without limitation a pledge) of any of the Securities is registered pursuant to an effective registration statement and the holder represents in writing to the Company that such Securities have been or will be sold pursuant to such registration statement, (B) such Securities have been sold pursuant to Rule 144, subject to receipt by the Company of customary documentation in connection therewith, or (C) such Securities are eligible for resale under Rule 144(k) or any successor provision, the certificates representing such Securities shall be issued without any legend or other restrictive language and, with respect to Securities upon which such legend is stamped, the Company shall, within three (3) Business Days of receipt by the Company's transfer agent of a certificate representing any such Securities bearing a legend, and delivery of written notice thereof to the Company and its counsel, issue new certificates without such legend to the holder upon request.

     2.6 RELIANCE ON EXEMPTIONS. Such Investor understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of federal and state securities laws and that the Company is relying on the truth and accuracy of the representations and warranties of such Investor set forth in this Section 2 in order to determine the availability of such exemptions and the eligibility of such Investor to acquire the Securities.

     2.7 NON-AFFILIATE STATUS; OWNERSHIP OF ORDINARY SHARES. Such Investor is not an Affiliate of the Company or of any other Investor and is not acting in association or concert with any other Person with regard to its purchase of Purchased Shares and Warrants or otherwise in respect of the Company. Such Investor's investment in the Securities is not for the purpose of acquiring, directly or indirectly, control of, and it has no intent to acquire or exercise control of, the Company or to influence the decisions or policies of the Board of Directors.

     2.8 CERTAIN TRADING ACTIVITIES. Neither such Investor nor any Person acting on its behalf or at its direction has engaged in any transactions in securities of the Company (including, without limitation, any Short Sales involving the Company's securities) since the time that such Investor was first contacted by the Company or Roth Capital Partners, LLC regarding the investment contemplated by this Agreement. For purposes of this Section 2.8, "Short Sales" include, without limitation, any "short sales" (as defined in Rule 3b-3 of the Exchange
Act) and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through US broker dealers or foreign regulated brokers having the effect of hedging the Securities or an investment made under this Agreement. Such Investor agrees that neither it nor any Person acting on its behalf or at its direction will engage in any transactions in securities of the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Such Investor is not an Affiliate of a registered broker-dealer.


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


     2.9 SOLICITATION. Such Investor learned of the transactions contemplated by this Agreement exclusively through contacts made by Roth Capital Partners, LLC.

     2.10 Residency. Such Investor is a resident of the country or state set forth below such Investor's name on the signature pages hereof.

     3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Investor, as of the Execution Date and as of the Closing Date, and agrees with such Investor, as follows:

     3.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which it conducts business except where the failure so to qualify has not had or would not reasonably be expected to have a Material Adverse Effect. The Company does not have any Subsidiaries except as set forth in the notes to the Financial Statements of the Company contained in the Company's Form 20-F for the year ended December 31, 2003.

     3.2 AUTHORIZATION; CONSENTS. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents, including without limitation its obligations to issue and sell the Purchased Shares and Warrants to such Investor in accordance with the terms thereof and to issue Warrant Shares upon exercise of the Warrants. All corporate action on the part of the Company by its officers, directors and shareholders necessary for the authorization, execution and delivery of, and the performance by the Company of its obligations under, this Agreement and the other Transaction Documents has been taken. Except for (i) the consent of the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor ("OCS"), and (ii) a notice filing with the Tel Aviv Stock Exchange, no further consent or authorization of the Company, its Board of Directors, shareholders, any Governmental Authority or organization (other than such approval as may be required under the Securities Act and applicable state securities laws in respect of the Registration Rights Agreement), or any other person or entity is required (pursuant to any rule of the Nasdaq SmallCap Market or otherwise). The Board of Directors, and/or a duly authorized committee thereof, has determined, at a duly convened meeting or pursuant to a unanimous written consent, that the issuance and sale of the Securities, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents (including, without limitation, the issuance of the Purchased Shares and the Warrant Shares), are in the best interests of the Company.

     3.3 DUE EXECUTION; ENFORCEABILITY. This Agreement has been and, at or prior to the Closing, each other Transaction Document will be, duly executed and delivered by the Company. Each Transaction Document constitutes, or will constitute at Closing, the valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other similar laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) general principles of equity and (iii) with respect to rights to indemnity or contribution hereunder and under the Registration Rights Agreement, as may be limited by securities laws and public policy considerations.

     3.4 SEC DOCUMENTS; AGREEMENTS; FINANCIAL STATEMENTS; OTHER INFORMATION. The Company has filed with the Commission within the required time frames all reports, schedules, registration statements and definitive proxy statements that the Company was required to file with the Commission on or after December 31, 2002 (collectively, the "SEC DOCUMENTS"). The Company is not aware of any event occurring on or prior to the Closing Date (other than the transactions effected hereby) that would require the filing of, or with respect to which the Company intends to file, a Form 6-K after the Closing. Each SEC Document, as of the date of the filing thereof with the Commission (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations promulgated thereunder and, as of the date of such filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), such SEC Document (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents required to be filed as exhibits to the SEC Documents have been filed as required. Except as set forth in the Disclosure Documents, the Company has no liabilities, contingent or otherwise, other than liabilities incurred in the ordinary course of business which, under GAAP, are not required to be reflected in the financial statements included in the SEC Documents and which, individually or in the aggregate, are not material to the business or financial condition of the Company. The financial statements for periods beginning on or after January 1, 2004 included in the SEC Documents have been prepared in accordance with GAAP and, for periods beginning prior to January 1, 2004, in accordance with Israel GAAP (except, in either such case, (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments). The Company will prepare the financial statements to be included in any reports, schedules, registration statements and definitive proxy statements that the Company is required to file or files with the Commission after the date hereof in accordance with GAAP (except in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements).

     3.5 CAPITALIZATION; DEBT SCHEDULE. The capitalization of the Company as of the date hereof, including shares of its authorized share capital, the number of shares issued and outstanding, the number of shares issuable and reserved for issuance pursuant to the Company's stock option plans and agreements, the number of shares issuable and reserved for issuance pursuant to securities (other than the Securities) exercisable for, or convertible into or exchangeable for any Ordinary Shares and the number of shares initially to be reserved for issuance upon exercise of the Warrants is set forth on SCHEDULE 3.5 hereto. All issued and outstanding shares of the share capital of the Company have been validly issued, fully paid and non-assessable. No shares of the share capital of the Company is subject to preemptive rights or any other similar rights of security holders of the Company or any Liens created by or through the Company. Except as set forth or SCHEDULE 3.5, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any shares of the share capital of the Company, or arrangements by which the Company is or may become bound to issue additional shares of the share capital of the Company (whether pursuant to anti-dilution, "reset" or other similar provisions). Except as described on SCHEDULE 3.5 hereto, the Company has no material Debt outstanding as of the date hereof the amount of which exceeds US$150,000 individually or which in the aggregate exceeds US$500,000. The outstanding shares of the share capital of the Subsidiaries are validly issued, fully-paid and non-assessable and, to the extent held by the Company, are held free and clear of all Liens.

     3.6 DUE AUTHORIZATION; VALID ISSUANCE. The Purchased Shares, the Warrants and the Warrant Shares are duly authorized and, when issued, sold and delivered in accordance with the terms hereof or the Warrants, as applicable,, will be duly and validly issued, fully-paid and non-assessable, free and clear of any Liens imposed by or through the Company and, assuming the accuracy of each Investor's representations in this Agreement, will be issued, sold and delivered in compliance with all applicable Federal and state securities laws. Other than Israeli stamp tax and withholding tax, there is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any governmental agency or authority in or of Israel either (A) on or by virtue of the execution or delivery of the Transaction Documents to which the Company is a party, (B) the issuance of the Securities pursuant hereto or (C) on any payment to be made by Company pursuant to the Transaction Documents. Assuming on the truth and accuracy in all material respects of the representations and warranties made by each Investor in this Agreement, the Company is not required to publish a prospectus in Israel under the Israeli Securities Law --1968 in connection with the offer and issuance of the Securities.

     3.7 COMPLIANCE WITH CERTAIN REQUIREMENTS. (i) The Company is in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the "Approved Enterprise" status of any of the Company's facilities by Israeli laws and regulations relating to such "Approved Enterprise" status and other tax benefits received by the Company; and the Company has not received any notice of any proceeding or investigation relating to revocation or modification of any "Approved Enterprise" status granted with respect to any of the Company's facilities which the Company believes could reasonably be expected to result in a material liability to the Company. All information supplied by the Company with respect to applications submitted in connection with such approval was true, correct and complete in all material respects when supplied to the appropriate authorities.

          (ii) The Company is not in violation of any condition or requirement stipulated by the instruments of approval granted to the Company by the OCS or any applicable laws and regulations with respect to any research and development grants awarded to it by such office for projects that the OCS has not confirmed as having been closed. All information supplied by the Company with respect to such instruments of approval was true, correct and complete in all material respects when supplied to the appropriate authorities. The Company's contingent liabilities to the OCS are disclosed in the notes to the Financial Statements of the Company contained in the Company's Form 20-F for the year ended December 31, 2003.

     3.8 NO CONFLICT. The Company is not in violation of any provisions of its Articles of Association (the "ARTICLES OF ASSOCIATION") the Memorandum of Association of the Company (the "MEMORANDUM") or any of its Subsidiaries or in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any provision of any instrument or contract to which it is a party or by which it or any of its Property is bound, or in violation of any provision of any Governmental Requirement applicable to it, except for (a) any default under any such instrument or contract or any violation of any provision of a Governmental Requirement that, in either such case, has not had or would not reasonably be expected to have a Material Adverse Effect and (b) any arguable non-compliance described in correspondence received by the Company from the Israel Securities Authority as described in SCHEDULE 3.8 (any such violation or default being referred to herein as a "CURRENT VIOLATION"). Neither (i) the execution, delivery and performance of this Agreement and the other Transaction Documents nor (ii) the consummation of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Purchased Shares and the Warrants and the reservation for issuance and issuance of the Warrant Shares) will result in a Current Violation or in the creation of any Lien upon any assets of the Company or the triggering of any preemptive or anti-dilution rights (including without limitation pursuant to any "reset" or similar provisions) or rights of first refusal or first offer, or other rights that would allow or permit the holders of the Company's securities or other Persons to purchase Ordinary Shares or other securities of the Company.

     3.9 FINANCIAL CONDITION; TAXES; LITIGATION.

          3.9.1 The Company's financial condition is, in all material respects, as described in the Disclosure Documents, except for changes in the ordinary course of business and normal year-end adjustments that are not, in the aggregate, materially adverse to the business or financial condition of the Company. Except as described on SCHEDULE 3.9.1, there has occurred no (i) material adverse change to the Company's business, operations, properties, prospects, financial condition, or results of operations since the date of the Company's most recent audited financial statements contained in the Disclosure Documents or (ii) change by the Company in its accounting principles, policies and methods except as required by changes in GAAP or any applicable Governmental Requirement.

          3.9.2 Except for any stamp tax on documents, the Company (i) has prepared in good faith and duly and timely filed all tax returns required to be filed by it and such returns are complete and accurate in all material respects and (ii) has paid all taxes required to have been paid by it, except for taxes which it reasonably disputes in good faith or the failure of which to pay has not had or would not reasonably be expected to have a Material Adverse Effect, and has no liability with respect to accrued taxes in excess of the amounts that are described as accrued in the most recent financial statements included in the Disclosure Documents.

          3.9.3 Except as described in SCHEDULE 3.9.3, the Company is not the subject of any pending or, to the Company's knowledge, threatened inquiry, investigation or administrative or legal proceeding by the Internal Revenue Service, the taxing authorities of any state or local jurisdiction (other than with respect to taxes which it reasonably disputes in good faith or the failure of which to pay has not had or would not reasonably be expected to have a Material Adverse Effect), the Commission, the NASD, any state securities commission or other Governmental Authority.

          3.9.4 Except as described in SCHEDULE 3.9.4, there is no material claim, litigation or administrative proceeding pending or, to the Company's knowledge, threatened or contemplated, against the Company or, to the Company's knowledge, against any officer, director or employee of the Company in connection with such person's employment therewith. The Company is not a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or Governmental Authority which has had or would reasonably be expected to have a Material Adverse Effect.

     3.10 FORM F-3. The Company qualifies as a "foreign private issuer" as such term is defined in the Exchange Act and is eligible to register the Registrable Securities for resale by each Investor on a registration statement on Form F-3 under the Securities Act. To the Company's knowledge, there exist no facts or circumstances (including without limitation any required approvals or waivers of any circumstances that may delay or prevent the obtaining of accountant's consents) that could reasonably be expected to prohibit or delay the preparation, filing or effectiveness of such registration statement.

     3.11 ACKNOWLEDGMENT OF DILUTION. The Company acknowledges that the issuance of the Purchased Shares and issuance of Warrant Shares upon exercise of the Warrants may result in dilution of the outstanding Ordinary Shares. The Company further acknowledges that its obligation to issue Warrant Shares in accordance with the terms of the Warrants is unconditional regardless of the effect of any such dilution.

     3.12 INTELLECTUAL PROPERTY. Except as set forth in SCHEDULE 3.12:

          (a) The Company owns, free and clear of claims or rights or any other Person, with full right to use, sell, license, sublicense, dispose of, and bring actions for infringement of, or, to the knowledge of the Company, has acquired licenses or other rights to use, all Intellectual Property necessary for the conduct of its business as presently conducted (other than with respect to software which is generally commercially available and not used or incorporated into the Company's products and open source software which may be subject to one or more "general public" licenses). All works that are used or incorporated into the Company's services, products or services or products actively under development and which are proprietary to the Company were developed by or for the Company by its current or former employees, consultants or independent contractors or those of its predecessors in interest or purchased or licensed by the Company or its predecessors in interest.

          (b) The business of the Company as presently conducted and the production, marketing, licensing, use and servicing of any products or services of the Company do not, to the knowledge of the Company, infringe or conflict with any patent, trademark, copyright, or trade secret rights of any third parties or any other Intellectual Property of any third parties in any material respect. The Company has not received written notice from any third party asserting that any Intellectual Property owned or licensed by the Company, or which the Company otherwise has the right to use, is invalid or unenforceable by the Company and, to the Company's knowledge, there is no valid basis for any such claim (whether or not pending or threatened).

          (c) No claim is pending or, to the Company's knowledge, threatened against the Company nor has the Company received any written notice or other written claim from any Person asserting that any of the Company's present or contemplated activities infringe or may infringe in any material respect any Intellectual Property of such Person and the Company is not aware of any infringement by any other Person of any material rights of the Company under any Intellectual Property Rights.

          (d) All licenses or other agreements under which the Company is granted Intellectual Property (excluding licenses to use software utilized in the Company's internal operations and which is generally commercially available) are in full force and effect and, to the Company's knowledge, there is no material default by any party thereto. The Company has no reason to believe that the licensors under such licenses and other agreements do not have and did not have all requisite power and authority to grant the rights to the Intellectual Property purported to be granted thereby. The Company has complied in all material respects with its obligations pursuant to all agreements relating to Intellectual Property rights that are the subject of licenses granted by third parties, except for any non-compliance that has not had or would not reasonably be expected to have a Material Adverse Effect.

          (e) All licenses or other agreements under which the Company has granted rights to Intellectual Property to others (including all end-user agreements) since January 1, 2003, are in full force and effect, unless otherwise terminated in accordance with the terms of such licenses or arrangements, there has been no material default by the Company thereunder and, to the Company's knowledge, there is no material default by any other party thereto.

          (f) The Company has taken all steps required in accordance with commercially reasonable business practice to establish and preserve its ownership in its owned Intellectual Property and to keep confidential all material technical information developed by or belonging to the Company which has not been patented or copyrighted. To the Company's knowledge, the Company is not making any material unlawful use of any Intellectual Property of any other Person, including, without limitation, any former employer of any past or present employees of the Company. To the Company's knowledge, neither the Company nor any of its employees has any agreements or arrangements with former employers of such employees relating to any Intellectual Property of such employers, which materially interfere or conflict with the performance of such employee's duties for the Company or result in any former employers of such employees having any rights in, or claims on, the Company's Intellectual Property. Each current and former employee of the Company has executed agreements regarding confidentiality, proprietary information and assignment of inventions and copyrights to the Company, each independent contractor or consultant of the Company has executed agreements regarding confidentiality and proprietary information, and the Company has not received written notice that any employee, consultant or independent contractor is in violation of any agreement or in breach of any agreement or arrangement relating to proprietary information or assignment of inventions. Without limiting the foregoing: (i) the Company has taken reasonable security measures to guard against unauthorized disclosure or use of any of its Intellectual Property; and
     (ii) the Company has no reason to believe that any Person (including, without limitation, any former employee or consultant of the Company) has unauthorized possession of any of its Intellectual Property, or any part thereof, or that any Person has obtained unauthorized access to any of its Intellectual Property.

     3.13 REGISTRATION RIGHTS. Except as described on SCHEDULE 3.13 hereto, the Company has not granted or agreed to grant to any person or entity any rights (including "piggy-back" registration rights) to have any securities of the Company registered with the Commission or any other governmental authority which has not been satisfied in full prior to the date hereof.

     3.14 FEES. Except as set forth on Schedule 3.14 or disclosed in writing to the Investor by the Company, the Company is not obligated to pay any compensation or other fee, cost or related expenditure to any underwriter, broker, agent or other representative in connection with the transactions contemplated hereby. The Company will indemnify and hold harmless each Investor from and against any claim by any person or entity alleging that, as a result of any agreement or arrangement between such Person and the Company, such Investor is obligated to pay any such compensation, fee, cost or related expenditure in connection with the transactions contemplated hereby.

     3.15 FOREIGN CORRUPT PRACTICES. Neither the Company, nor to the Company's knowledge any director, officer, agent, employee or other person acting on behalf of the Company, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee (including without limitation any bribe, rebate, payoff, influence payment, kickback or other unlawful payment), or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

     3.16 KEY EMPLOYEES. Each of the Company's executive officers (as defined in Rule 501(f) of the Securities Act) (each, a "KEY EMPLOYEE") is currently serving in the capacity described in the SEC Documents. The Company has no knowledge of any fact or circumstance (including without limitation (i) the terms of any agreement to which such person is a party or any litigation in which such person is or may become involved and (ii) any illness or medical condition that could reasonably be expected to result in the disability or incapacity of such person) that would limit or prevent any such person from serving in such capacity on a full-time basis in the foreseeable future, or of any intention on the part of any such person to limit or terminate his or her employment with the Company.

     3.17 EMPLOYEE MATTERS. There is no strike, labor dispute or union organization activities pending or, to the knowledge of the Company, threatened between it and its employees. No employees of the Company belong to any union or collective bargaining unit. The Company has complied in all material respects with all applicable equal opportunity and other laws related to employment. Neither the Company nor any of its Subsidiaries is subject to, nor do any of its employees benefit from, whether pursuant to applicable employment laws, regulations, extension orders ("TZAVEI HARCHAVA") or otherwise, any agreement or arrangement, understanding or custom with respect to employment (including, without limitation, termination thereof) other than the minimum benefits and working conditions required by law to be provided pursuant to rules and regulations of the Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists' Association or extension orders that apply to all employees in Israel or to all employees in the Company's industry in Israel. The severance pay due to the Company's employees is fully funded or provided for in accordance with GAAP.

     3.18 ENVIRONMENT. To the Company's knowledge, the Company does not have any current liability under any Environmental Law, nor, to the knowledge of the Company, do any factors exist that are reasonably likely to give rise to any such liability that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. To the Company's knowledge, the Company has not violated any Environmental Law applicable to it now or previously in effect, other than such violations or infringements that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

     3.19 [Intentionally omitted]

     3.20 INSURANCE. The Company maintains insurance in such amounts and covering such losses and risks as the Company believes to be reasonably prudent in relation to the businesses in which the Company is engaged. No notice of cancellation has been received for any of such policies and the Company reasonably believes that is in compliance with all of the terms and conditions thereof. The Company has no reason to believe that it will not be able to renew any existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue doing business as currently conducted without a significant increase in cost, other than normal increases in the industry. Without limiting the generality of the foregoing, the Company maintains Director's and Officer's insurance in an amount deemed to be reasonable and appropriate by the Company's Board of Directors.

     3.21 PROPERTY. The Company does not own any real property. The Company has good and marketable title to all personal Property owned by it which, in each such case free and clear of all Liens except for Permitted Liens and except for such Liens which, individually and together with all other Liens (including without limitation Permitted Liens) do not have, and would not reasonably be expected to have, a Material Adverse Effect. Any Property held under lease by the Company is held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such Property by the Company.

     3.22 REGULATORY PERMITS. The Company possesses all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its businesses other than where the failure to possess such certificates, authorizations or permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has not received any notice or otherwise become aware of any proceedings, inquiries or investigations relating to the revocation or modification of any such certificate, authorization or permit.

     3.23 EXCHANGE ACT REGISTRATION; LISTING. The Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and are listed on the Nasdaq SmallCap Market. The Company currently meets the continuing eligibility requirements for listing on the Nasdaq SmallCap Market and has not received any notice from such market or the NASD that it does not currently satisfy such requirements or that such continued listing is in any way threatened. The Company has taken no action designed to, or which, to the knowledge of the Company, would reasonably be expected to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or delisting the Ordinary Shares from the Nasdaq SmallCap Market.

     3.24 INVESTMENT COMPANY STATUS. The Company is not, and immediately after receipt of the Purchase Price for the Securities issued under this Agreement will not be, an "INVESTMENT COMPANY" or an entity "CONTROLLED" by an "INVESTMENT COMPANY" within the meaning of the Investment Company Act of 1940, as amended (the "INVESTMENT COMPANY ACT").

     3.25 TRANSFER TAXES. No stock transfer or other taxes (other than income taxes) are required to be paid in connection with the issuance and sale of any of the Securities, other than stamp taxes which the Company intends to pay (and shall be solely responsible to pay) in full if and when due.

     3.26 INTERNAL CONTROLS AND PROCEDURES. The Company maintains internal accounting controls, policies and procedures, and such books and records as are reasonably designed to provide reasonable assurance that (i) all transactions to which the Company is a party or by which its properties are bound are effected by a duly authorized employee or agent of the Company, supervised by and acting within the scope of the authority granted by the Company's senior management; and (ii) all transactions to which the Company is a party, or by which its properties are bound, are recorded (and such records maintained) as necessary or appropriate to ensure that the financial statements of the Company are prepared in accordance with GAAP and in accordance with Governmental Requirements, as may be required, except, in any individual case or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

     3.27 SARBANES-OXLEY ACT. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are applicable to the Company as a foreign private issuer and as are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have a Material Adverse Effect.

     3.28 EMBARGOED PERSON. None of the funds or other assets of the Company shall constitute property of, or shall be beneficially owned, directly or indirectly, by any person subject to trade restrictions under United States law, including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. ss. 1701 ET SEQ., The Trading with the Enemy Act, 50 U.S.C. App. 1 ET SEQ., and any Executive Orders or regulations promulgated under any such United States laws (each, an "EMBARGOED PERSON"), with the result that the investments evidenced by the Securities are or would be in violation of law. No Embargoed Person shall have any interest of any nature whatsoever in the Company with the result that the investments evidenced by the Securities are or would be in violation of law. None of the funds or other assets of the Company shall be derived from any unlawful activity with the result that the investments evidenced by the Securities are or would be in violation of law.

     3.29 SOLVENCY. As of the Execution Date and as of the Closing Date (after giving effect to the receipt by the Company of the aggregate Purchase Price paid hereunder), (i) the fair saleable value of the Company's assets exceeds the amount that will be required to be paid on or in respect of the Company's existing Debt as such Debt matures or is otherwise payable; (ii) the Company's assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted taking into account the current and projected capital requirements of the business conducted by the Company and projected capital availability; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive upon liquidation of its assets, after taking into account all anticipated uses of such amounts, would be sufficient to pay all Debt when such Debt is required to be paid. The Company has no knowledge of any facts or circumstances which lead it to believe that it will be required to file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction, and has no present intention to so file.

     3.30 TRANSACTIONS WITH INTERESTED PERSON. Except as set forth in SCHEDULE 3.30, no officer, director or employee of the Company is or has made any arrangements with the Company to become a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

     3.31 CUSTOMERS AND SUPPLIERS. The relationships of the Company with its customers and suppliers are maintained on commercially reasonable terms. To the Company's knowledge, no customer or supplier of the Company has any plan or intention to terminate its agreement with the Company, which termination would reasonably be expected to have a Material Adverse Effect.

     3.32 FULL DISCLOSURE. The representations, warranties and written statements contained in this Agreement and the other Transaction Documents and in the certificates, exhibits and schedules delivered to such Investor by the Company pursuant to this Agreement and the other Transaction Documents and in connection with such Investor's due diligence investigation of the Company, do not contain any untrue statement of a material fact, and do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances under which they were made. Neither the Company nor any Person acting on its behalf or at its direction has provided such Investor with material non-public information. Following the issuance of the press release in accordance with Section 4.1(c) hereof, to the Company's knowledge, such Investor will not possess any material non-public information concerning the Company. The Company acknowledges that such Investor is relying on the representations, acknowledgments and agreements made by the Company in this Section 3.32 and elsewhere in this Agreement in making trading and other decisions concerning the Company's securities.

     3.33 E.Z. CHIP TECHNOLOGIES. The Company controls E.Z. Chip Technologies Ltd. ("EZchip") and owns a majority of its shares of the share capital and voting power. It is the Company's intention that the Company will, as long as any Warrants are outstanding, maintain a controlling interest in EZchip and consolidate all financial information concerning EZchip with and into the financial statements of the Company. It is the Company's intention that, in the event that all or substantially all of the business conducted or assets owned by EZchip is disposed of in a transaction or series of transactions (whether by sale, merger or otherwise, other than an internal merger of EZchip and the Company), the Company within a reasonable amount of time will distribute to its shareholders, and not retain, all proceeds received from such sale.

     3.34 NO OTHER AGREEMENTS. The Company has not, directly or indirectly, entered into any agreement with or granted any right to any Investor relating to the terms or conditions of the transactions contemplated by this Agreement or the other Transaction Documents except as expressly set forth therein.

4.   COVENANTS OF THE COMPANY AND EACH INVESTOR.

     4.1  The Company agrees with each Investor that the Company will:

          (a) (i) file a Form D with respect to the Securities issued at the Closing as and when required under Regulation D and provide a copy thereof to such Investor promptly after such filing and (ii) make a notice filing with the Tel Aviv Stock Exchange in the form and at the time required by such Exchange;

          (b) take such action as the Company reasonably determines upon the advice of counsel is necessary to qualify the Securities for sale under applicable state or "blue-sky" laws or obtain an exemption therefrom, and shall provide evidence of any such action to such Investor promptly after any such filing; and

          (c) (i) on or prior to 8:30 a.m. (eastern time) on the Business Day following the Execution Date, issue a press release disclosing the material terms of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby and (ii) within two (2) Business Days immediately following the Execution Date, file with the Commission a Current Report on Form 6-K disclosing the material terms of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including as exhibits this Agreement and the other Transaction Documents; PROVIDED, however, that each Investor shall have a reasonable opportunity to review and comment on any such press release or Form 6-K prior to the issuance or filing thereof; and PROVIDED, FURTHER, that if the Company fails to issue a press release disclosing the material terms of this Agreement and the other Transaction Documents within the time frames described herein, any Investor may issue a press release disclosing such information without any notice to or consent by the Company. Thereafter, the Company shall timely file any filings and notices required by the Commission or applicable law with respect to the transactions contemplated hereby.

     4.2 The Company agrees that it will, during the period beginning on the Execution Date and ending on the Termination Date:

          (a) maintain its corporate existence in good standing;

          (b) maintain, keep and preserve all of its Properties necessary in the proper conduct of its businesses in good repair, working order and condition (ordinary wear and tear excepted) and make all necessary repairs, renewals and replacements and improvements thereto, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

          (c) pay or discharge before becoming delinquent (a) all taxes, levies, assessments and governmental charges imposed on it or its income or profits or any of its Property and (b) all lawful claims for labor, material and supplies, which, if unpaid, might become a Lien upon any of its Property, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; PROVIDED, HOWEVER, that the Company shall not be required to pay or discharge any tax, levy, assessment or governmental charge, or claim for labor, material or supplies, whose amount, applicability or validity is being contested in good faith by appropriate proceedings being diligently pursued and for which appropriate reserves have been established under GAAP;

          (d) comply with all Governmental Requirements applicable to the operation of its business, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; PROVIDED, HOWEVER, that the Company shall not be required to comply with any Governmental Requirements, the applicability or validity of which is being contested in good faith by appropriate proceedings being diligently pursued and for which adequate reserves have been established under GAAP;

          (e) comply with all agreements, documents and instruments binding on it or affecting its Properties or business, including, without limitation, all Material Contracts, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

          (f) provide to each Investor then holding Registrable Securities or Warrants (i), within one (1) Business Day after the filing thereof with the Commission, if not then available on EDGAR, a copy of its Annual Reports on Form 20-F, any interim reports, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the Securities Act, and (ii)(iii) copies of any notices and other information made available or given to the shareholders of the Company generally and not available at such time on EDGAR, in each such case at the same time such materials are delivered to such shareholders;

          (g) timely file with the Commission all reports required to be filed pursuant to the Exchange Act and refrain from terminating its status as an issuer required by the Exchange Act to file reports thereunder even if the Exchange Act or the rules or regulations thereunder would permit such termination;

          (h) until the Effective Date of the Registration Statement, take commercially reasonable steps to restrict each Key Employee from selling Ordinary Shares, other than in connection with any 10b-5(1) trading plans that are in effect as of the Execution Date and disclosed to each Investor in writing prior to such date; and

          (i) use commercially reasonable efforts to maintain adequate insurance coverage (including D&O insurance in an aggregate coverage amount deemed to be reasonable and appropriate by the Company's Board of Directors) for the Company and each Subsidiary.

     4.3 RESERVATION OF ORDINARY SHARES. The Company shall authorize, reserve for issuance to the Investor, and keep available at all times during which Warrants are outstanding, free from any preemptive rights, a number of Ordinary Shares (the "RESERVED AMOUNT") that, on the Closing Date, is not less than the number of Warrant Shares issuable upon exercise of all of the Warrants issuable at the Closing, without regard to any limitation on such exercise that may otherwise exist. The Reserved Amount shall be allocated among the Investors in accordance with each Investor's Pro Rata Share. In the event that an Investor shall sell or otherwise transfer any of such Investor's Warrants, each transferee shall be allocated a PRO RATA portion of such transferor's Reserved Amount. Any portion of the Reserved Amount allocated to any Investor or other Person which no longer holds any Warrants shall be reallocated to the remaining Investors PRO RATA based on the number of Outstanding Registrable Securities held by such Investors at such time. In the event that the Reserved Amount is insufficient at any time to cover the number of Warrant Shares issuable upon the exercise of the Warrants (without regard to any restriction on such exercise), the Company shall take such action (including without limitation holding a meeting of its shareholders) to increase the Reserved Amount to cover the number of such Warrant Shares, such increase to be effective not later than the thirtieth (30th) day (or sixtieth (60th) day, in the event shareholder approval is required for such increase) following the Company's receipt of written notice of such deficiency. While any Warrants are outstanding, the Company shall not reduce the Reserved Amount without obtaining the prior written consent of each Investor which then holds Warrants.

     4.4 USE OF PROCEEDS. The Company shall use the proceeds from the sale of the Securities for general corporate purposes in the ordinary course of its business; PROVIDED, HOWEVER, that the Company shall not use such proceeds (i) to pay any dividend or make any distribution on any such securities, or (ii) to repay any loan made to or incurred by any Key Employee or Affiliate of the Company.

     4.5 USE OF INVESTOR NAME. Except as may be required by applicable law and/or this Agreement, the Company shall not use, directly or indirectly, any Investor's name or the name of any of its Affiliates in any advertisement, announcement, press release or other similar communication unless it has received the prior written consent of such Investor for the specific use contemplated or as otherwise required by applicable law or regulation.

     4.6 LIMITATIONS ON DISPOSITION. No Investor shall sell, transfer, assign or dispose of any Securities, unless:

          (a) there is then in effect an effective registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

          (b) such Investor has notified the Company in writing of any such disposition, received the Company's written consent to such disposition and furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such Securities under the Securities Act; PROVIDED, HOWEVER, that no such consent or opinion of counsel will be required (A) if the sale, transfer or assignment is made to a fund or other institutional investor that is an Affiliate of such Investor and which is also an "accredited investor" as that term is defined in Rule 501 of Regulation D; PROVIDED, that such Affiliate provides the Company with customary accredited investor and investment representations, and agrees to be bound by the terms and conditions of this Agreement, (B) if the sale, transfer or assignment is made pursuant to Rule 144 and such Investor provides the Company with evidence reasonably satisfactory to the Company that the proposed transaction satisfies the requirements of Rule 144 or (C) in connection with a BONA FIDE pledge or hypothecation of any Securities under a margin arrangement with a broker-dealer or other financial institution or the sale of any such Securities by such broker-dealer or other financial institution following such Investor's default under such margin arrangement.

     4.7 DISCLOSURE OF NON-PUBLIC INFORMATION. The Company agrees that it will not at any time following the Execution Date disclose material non-public information to any Investor without first obtaining such Investor's written consent to the receipt of such information.

     4.8 LISTING. The Company (i) has, or promptly following the Closing shall, use its best efforts to include the Purchased Shares and the Warrant Shares for listing on the Nasdaq SmallCap Market, and (ii) shall use its best efforts to maintain the designation and quotation, or listing, of the Ordinary Shares on the Nasdaq National Market, the Nasdaq Small Cap Market or the New York Stock Exchange until the earlier to occur of (A) the fifth anniversary of the Closing Date and (B) the Termination Date.

     4.9 INDEMNIFICATION OF INVESTORS. The Company will indemnify and hold each Investor and its directors, managers, officers, shareholders, members, partners, employees and agents (each, an "INVESTOR Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against an Investor, or any of them or their respective Affiliates, by any shareholder of the Company, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Investor's representation, warranties or covenants under the Transaction Documents). If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time following such Investor Party's written request that it do so, to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party. The Company will not be liable to any Investor Party under this Agreement
(i) for any settlement by an Investor Party effected without the Company's prior written consent, which consent shall not be unreasonably withheld or delayed; or
(ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to such Investor Party's wrongful actions or omissions, or gross negligence or to such Investor Party's breach of any of the representations, warranties or covenants made by such Investor in this Agreement or in the other Transaction Documents.

     4.10 ISSUANCE LIMITATION. From the Execution Date through the later to occur of (i) the six month anniversary of the Closing Date and (ii) the date that is thirty (30) days following the Effective Date (the later of (i) and (ii) being referred to herein as the "TRIGGER DATE"), the Company shall not issue, sell or exchange, agree or obligate itself to issue, sell or exchange or reserve, agree to or set aside for issuance, sale or exchange, (1) any Ordinary Shares, (2) any other equity security of the Company, including without limitation preferred shares, (3) any Debt security of the Company (other than Debt with no equity feature), including without limitation any Debt security which by its terms is convertible into or exchangeable for any equity security of the Company, (4) any security of the Company that is a combination of Debt and equity, or (5) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such Debt security of the Company (each a "SUBSEQUENT PLACEMENT"); PROVIDED, HOWEVER, the thirty day period described in this Section 4.10 shall be extended by the number of Trading Days during such period in which (y) trading in the Ordinary Shares is suspended by the Principal Market, or (z) following the Effective Date, the Registration Statement is not effective or the prospectus included in the Registration Statement may not be used by the Purchasers for the resale of the Purchased Shares and Warrant Shares. The foregoing shall not apply to any Excluded Security (as defined below).

     4.11 RIGHT OF PARTICIPATION.

          (i) OFFERED SECURITIES. For a period of one (1) year following the Effective Date, the Company will not, directly or indirectly, effect a Subsequent Placement, unless in each such case the Company shall have first offered to sell to the Investors at least fifty percent (50%) of the securities being offered in such Subsequent Placement (the securities being offered to the Investors being referred to herein as the "OFFERED SECURITIES"). The Company shall offer to sell to each Investor (A) such Investor's Pro Rata Share of the Offered Securities (the "BASIC AMOUNT"), and (B) such additional portion of the Offered Securities as such Investor shall indicate it will purchase should the other Investors subscribe for less than their Basic Amounts (the "UNDERSUBSCRIPTION AMOUNT"), at a price and on such other terms as shall have been specified by the Company in writing delivered to such Investor (the "OFFER"), which Offer by its terms shall remain open and irrevocable for a period of ten (10) Business Days from such Investor's receipt of the terms of the Offer in writing (the "OFFER PERIOD").

          (ii) NOTICE OF ACCEPTANCE. Each Investor that wishes to accept the Offer shall deliver written notice thereof (a "NOTICE OF ACCEPTANCE") to the Company prior to the expiration of the Offer Period, specifying the amount of such Investor's Basic Amount that the Investor elects to purchase and, if such Investor elects to purchase all of its Basic Amount, the Undersubscription Amount that Investor elects to purchase. If the Basic Amounts subscribed for by all Investors are less than the total Offered Securities, each Investor who has indicated in its Notice of Acceptance that it wishes to purchase Undersubscription Amounts shall be entitled to purchase all Undersubscription Amounts it has subscribed for; PROVIDED, HOWEVER, that if the Undersubscription Amounts subscribed for exceed the difference between the Offered Securities and the Basic Amounts subscribed for (the "AVAILABLE UNDERSUBSCRIPTION AMOUNT"), each Investor who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Undersubscription Amount subscribed for by such Investor bears to the total Undersubscription Amounts subscribed for by all Investors, subject to rounding by the Board of Directors to the extent it deems reasonably necessary.

          (iii) PERMITTED SALES OF REFUSED SECURITIES. In the event that Notices of Acceptance are not timely delivered by the Investors in respect of all the Offered Securities, the Company shall have forty-five (45) days from the expiration of the Offer Period to close the sale of all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by an Investor (the "REFUSED Securities") to the Person or Persons specified in the Offer, but only upon terms and conditions, including, without limitation, unit price and interest rates (if applicable), which are, in the aggregate, no more favorable to such other Person or Persons or less favorable to the Company than those set forth in the Offer.

          (iv) REDUCTION IN AMOUNT OF OFFERED SECURITIES. In the event that the Company proposes to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in paragraph (iii) above), then each Investor may, at its option and in its sole and absolute discretion, reduce the number or other units of the Offered Securities specified in its Notice of Acceptance to an amount which shall be not less than the amount of the Offered Securities which such Investor elected to purchase pursuant to paragraph (ii) above multiplied by a fraction, (A) the numerator of which shall be the amount of Offered Securities which the Company actually proposes to sell, and (B) the denominator of which shall be the amount of all Offered Securities. In the event that any Investor so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not sell or otherwise dispose of more than the reduced amount of the Offered Securities until such securities have been offered to the Investors in accordance herewith.

          (v) CLOSING. Upon each closing of the purchase and sale of Offer Securities, the Investor shall purchase from the Company, and the Company shall sell to the Investor the number of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4.11(iv) if the Investors have so elected, upon the terms and conditions specified in the Offer. The purchase by the Investors of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Investors of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Investors, the Company and their respective counsel.

          (vi) FURTHER SALE. In each case, any Offered Securities not purchased by the Investors or other Person or Persons in accordance herewith may not be sold or otherwise disposed of until they are again offered to the Investors under the procedures specified herein.

          (vii) EXCLUDED SECURITIES. The rights of the Investors under this
     Section 4.11 shall not apply to: (A) Ordinary Shares issued as a share dividend to holders of Ordinary Shares or upon any subdivision or combination of Ordinary Shares, (B) Ordinary Shares issued upon exercise of the Warrants or issued upon conversion or exercise of any other currently outstanding securities of the Company pursuant to the terms of such securities, (C) securities issued pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of US$30,000,000 (other than an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act and "equity lines"), (D) securities issued in connection with any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director of, or consultant or other service provider to, the Company for services provided to the Company, (E) securities issued in connection with the acquisition of any Person (whether by merger, purchase of stock or assets or otherwise) the primary purpose of which is not to raise capital, (F) securities issued in connection with one or more strategic partnerships, investments or joint ventures in which there is a significant commercial relationship with the Company and (G) warrants issued to financial institutions in connection with bona fide financing arrangements not otherwise involving an equity component and (H) Ordinary Shares issued in exchange for EZchip securities (collectively, the "EXCLUDED SECURITIES").

5.   WARRANT REGISTER; TRANSFER AGENT INSTRUCTIONS.

     5.1 REGISTER. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Warrants), a register for the Warrants, in which the Company shall record the name and address of the Person in whose name the Warrants have been issued (including the name and address of each transferee), and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Investor or its legal representatives.

     5.2 TRANSFER AGENT INSTRUCTIONS. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at Depository Trust Company ("DTC"), registered in the name of each Investor or its respective nominee(s), for the Warrant Shares in such amounts as specified from time to time by each Investor to the Company upon exercise of the Warrants in the form of EXHIBIT C attached hereto (the "IRREVOCABLE TRANSFER AGENT INSTRUCTIONS"). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5.2 will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If an Investor effects a sale, assignment or transfer of the Securities in accordance with
Section 4.6, the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Investor to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Warrant Shares to the Investor, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to an Investor. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this
Section 5.2 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5.2, that an Investor shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6.   CONDITIONS TO CLOSING.

     6.1 CONDITIONS TO INVESTORS' OBLIGATIONS AT THE CLOSING. Each Investor's obligations to effect the Closing, including without limitation its obligation to purchase Purchased Shares and a Warrant at the Closing, are conditioned upon the fulfillment (or waiver by such Investor in its sole and absolute discretion) of each of the following events as of the Closing Date:

          6.1.1 the representations and warranties of the Company set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, in which case such representation or warranty shall be true and correct in all material respects as of that particular date);

          6.1.2 the Company shall have complied with or performed in all material respects all of the agreements, obligations and conditions set forth in this Agreement or the other Transaction Documents that are required to be complied with or performed by the Company on or before such date;

          6.1.3 the Closing Date shall occur not later than November 26, 2004;

          6.1.4 the Company shall have delivered to such Investor a certificate, signed by the Chairman and Chief Financial Officer of the Company, certifying that the conditions specified in this Section
               6.1 have been fulfilled as of the Closing Date, it being understood that such Investor may rely on such certificate as a representation and warranty of the Company made herein;

          6.1.5 the Company shall have delivered to such Investor the opinions of Carter Ledyard & Milburn LLP, the Company's United States outside counsel, in the form attached hereto as EXHIBIT D, and Naschitz, Brandes & Co., the Company's Israeli outside counsel, in the form attached hereto as EXHIBIT E, each dated as of the Closing Date;

          6.1.6 the Company shall have delivered to such Investor duly executed Warrants and certificates representing the Purchased Shares being purchased by such Investor at the Closing;

          6.1.7 the Company shall have executed and delivered to such Investor the Registration Rights Agreement;

          6.1.8 the Company shall have obtained the written agreement of each Key Employee to refrain from selling Ordinary Shares prior to the Effective Date in accordance with Section 4.2(h) hereof and provided a copy thereof to such Investor;

          6.1.9 there shall have occurred no material adverse change in the Company's consolidated business or financial condition since the date of the Company's most recent financial statements contained in the Disclosure Documents;

          6.1.10 the Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Purchased Shares and the Warrants, including, without limitation, (A) the waiver of the 15-day period set forth in Rule 4310(c)(17) of the NASD (which waiver may be verbal if such Investor receives reasonable assurances thereof and if followed by delivery of a written waiver from the NASD within fifteen (15) days following the Execution Date) and (B) the approval of the OCS to the transactions contemplated hereby, PROVIDED, that the Investors shall have provided the Company undertakings towards the OCS, substantially in the form attached hereto as EXHIBIT F;

          6.1.11 the Ordinary Shares (A) shall be designated for quotation or listed on the Nasdaq SmallCap Market and (B) shall not have been suspended by the Commission or the Nasdaq SmallCap Market from trading on the Nasdaq SmallCap Market nor shall suspension by the Commission or the Nasdaq SmallCap Market have been threatened either (i) in writing by the Commission or the Nasdaq SmallCap Market or (ii) by the failure to meet the minimum listing maintenance requirements of the Nasdaq SmallCap Market; and

          6.1.12 there shall be no injunction, restraining order or decree of any nature of any court or Government Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby or by the other Transaction Documents.

     6.2 CONDITIONS TO COMPANY'S OBLIGATIONS AT THE CLOSING. The Company's obligations to effect the Closing with each Investor are conditioned upon the fulfillment (or waiver by the Company in its sole and absolute discretion) of each of the following events as of the Closing Date:

          6.2.1 the representations and warranties of such Investor set forth in this Agreement and in the other Transaction Documents shall be true and correct in all material respects as of such date as if made on such date (except that to the extent that any such representation or warranty relates to a particular date, in which case such representation or warranty shall be true and correct in all respects as of that particular date);

          6.2.2 such Investor shall have complied with or performed all of the agreements, obligations and conditions set forth in this Agreement and in the other Transaction Documents that are required to be complied with or performed by such Investor on or before the Closing Date;

          6.2.3 there shall be no injunction, restraining order or decree of any nature of any court or Government Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby or by the other Transaction Documents;

          6.2.4 such Investor shall have executed each Transaction Document to which it is a party and delivered the same to the Company; and

          6.2.5 such Investor shall have tendered to the Company by wire transfer the Purchase Price for the Purchased Shares and Warrant being purchased by it at the Closing.

7.   TAX ADJUSTMENTS.

     (i) Except for stamp taxes and any applicable withholding tax, all payments by the Company to the Investors and any of their respective assignees in regard or in connection with this Agreement, the other Transaction Documents or any of the Securities shall be made in freely transferable United States Dollars and free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and other taxes, levies, fees, duties, withholdings or other charges of any nature whatsoever ("TAXES"), whether of any governmental agency or authority in Israel or otherwise, and including any stamp taxes or any other similar taxes which may be required in Israel for enforcement purposes or any stamp tax due upon issuance of the shares underlying the Warrants. In the event that any withholding or deduction from any interest, distribution or payment to be made by the Company hereunder, the other Transaction Documents or any of the Securities is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Company shall promptly:

          (1) pay directly or caused to be paid directly to the relevant authority the full amount required to be so withheld or deducted;

          (2) forward to the applicable Investor an official receipt or other documentation satisfactory to such Investor evidencing such payment to such authority; and

          (3) pay to the applicable Investor such additional amount or amounts as is necessary to ensure that the net amount actually received by such Investor will equal the full amount such Investor would have received had no such withholding or deduction been required.

     (ii) The Company further agrees that if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, including franchise taxes and taxes imposed on or measured by any Investor's net income or receipts ("FURTHER TAXES") are directly or indirectly asserted against such Investor with respect to any payment of any additional amount described in paragraph (iii) and received by such Investor hereunder, such Investor may pay such Further Taxes and the Company will promptly pay to such Investor such additional amounts (including all penalties, interest or expenses) that such Investor specifies as necessary to preserve the after-tax return that such Investor would have received if such Taxes or Further Taxes had not been imposed.

     (iii) If the Company fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the applicable Investor the required receipts or other required documentary evidence, the Company shall indemnify such Investor for any incremental Taxes, interest, penalties, expenses and costs that may become payable or are incurred by such Investor as a result of any such failure. In addition to the foregoing, the Company hereby indemnifies and holds each Investor harmless for any and all payments made by any Investor of any Taxes and Further Taxes and for any liabilities (including penalties, interest, legal costs and expenses) incurred by any Investor or which may be imposed on any Investor in connection therewith or any delays in their payment.

8.   MISCELLANEOUS.

          8.1 SURVIVAL; SEVERABILITY. The representations, warranties, covenants and indemnities made by the parties herein and in the other Transaction Documents shall survive the Closing notwithstanding any due diligence investigation made by or on behalf of the party seeking to rely thereon. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; PROVIDED that in such case the parties shall negotiate in good faith to replace such provision with a new provision which is not illegal, unenforceable or void, as long as such new provision does not materially change the economic benefits of this Agreement to the parties.

          8.2 SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. After the Closing, each Investor may assign its rights and obligations hereunder, in connection with any private sale or transfer of Purchased Shares or Warrants in accordance with the terms hereof, as long as, as a condition precedent to such transfer, the transferee executes an acknowledgment agreeing to be bound by the applicable provisions of this Agreement, in which case the term "Investor" shall be deemed to refer to such transferee as though such transferee were an original signatory hereto. The Company may not assign its rights or obligations under this Agreement without the prior written consent of each Investor.

          8.3 NO RELIANCE. Each party acknowledges that (i) it has such knowledge in business and financial matters as to be fully capable of evaluating this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby, (ii) it is not relying on any advice or representation or warranty of any other party in connection with entering into this Agreement, the other Transaction Documents, or such transactions (other than the representations and warranties made in this Agreement or the other Transaction Documents), (iii) it has not received from any party any assurance or guarantee as to the merits (whether legal, regulatory, tax, financial or otherwise) of entering into this Agreement or the other Transaction Documents or the performance of its obligations hereunder and thereunder, and (iv) it has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that it has deemed necessary, and has entered into this Agreement and the other Transaction Documents based on its own independent judgment and on the advice of its advisors as it has deemed necessary, and not on any view (whether written or oral) expressed by any party.

          8.4 INDEPENDENT NATURE OF INVESTORS' OBLIGATIONS AND RIGHTS. The obligations of each Investor hereunder are several and not joint with the obligations of the other Investors hereunder, and no Investor shall be responsible in any way for the performance of the obligations of any other investor hereunder. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute any Investors as a partnership, an association, a joint venture or any other kind of entity, or a "group" as described in Section 13(d) of the Exchange Act, or create a presumption that any Investors are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Investor has been represented by its own separate counsel in connection with the transactions contemplated hereby, shall be entitled to protect and enforce its rights, including without limitation rights arising out of this Agreement or the other Transaction Documents, individually, and shall not be required to join any other Investor as an additional party in any proceeding for such purpose.

          8.5 INJUNCTIVE RELIEF. The Company acknowledges and agrees that a breach by it of its obligations hereunder will cause irreparable harm the Investors and that the remedy or remedies at law for any such breach will be inadequate and agrees, in the event of any such breach, in addition to all other available remedies, each Investor shall be entitled to an injunction restraining any breach and requiring immediate and specific performance of such obligations.

          8.6 GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed under the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York in the borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby (including without limitation any dispute under or with respect to the Purchased Shares or the Warrant), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding involving the Investor or permitted assignee of the Investor, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably appoints Puglisi & Associates, 859 Library Avenue, Suite 204, P.O. Box 885, Newark, New Jersey 19715, Tel: 302-738-6680, Fax: 302-738-7210, as its agent for the receipt of service of process in connection with any action pursuant to any Transaction Document in the United States. The Company agrees that any document in connection with this Agreement may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agent for service; PROVIDED, HOWEVER, that the Company shall not be required in connection herewith to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, (y) subject itself to general taxation in any such jurisdiction or (z) file a general consent to service of process in any such jurisdiction. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement (or, in the case of the Company, the agent for service noted above) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

          8.7 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile transmission.

          8.8 HEADINGS. The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          8.9 NOTICES. Any notice, demand or request required or permitted to be given by the Company or an Investor pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

     IF TO THE COMPANY:

     LanOptics Ltd.
     1 Hatamar Street
     P.O. Box 527
     Yokneam 20692 Israel
     Tel:     011-972-4-959-6666
     Fax:     011-972-4-959-4166
     Att:     Dror Israel

     WITH COPIES (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

     Naschitz, Brandes & Co.
     5 Tuval Street
     Tel Aviv 67897 Israel
     Tel: 011-972-3-623-5050
     Fax: 011-972-3-623-5051
     Att: Aaron M. Lampert, Esq.

     Carter Ledyard & Milburn LLP
     2 Wall Street
     New York, NY 10005
     Tel:     212-732-3200
     Fax:     212-732-3232
     Attn:    Steven J. Glusband, Esq.

     IF TO THE TRANSFER AGENT:

     American Stock Transfer & Trust Co.
     59 Maiden Lane
     New York, NY 10038
     Tel:  (718) 921-8275
     Fax:  (718) 921-8331
     Attention:  Christine Tomasulo

          and if to an Investor, to such address for such Investor as shall appear on the signature page hereof executed by such Investor, or as shall be designated by such Investor in writing to the Company in accordance with this Section 8.9.

          8.10 EXPENSES. The Company and each Investor shall pay all costs and expenses that it incurs in connection with the negotiation, execution, delivery and performance of this Agreement and the other Transaction Documents, PROVIDED, HOWEVER, that that the Company shall, at the Closing, pay up to US$10,000 in immediately available funds for all reasonable, documented out-of-pocket expenses (including without limitation reasonable legal fees and expenses) incurred or to be incurred by the Investors in connection the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents. At the Closing, the amount due for such fees and expenses (which may include fees and expenses estimated to be incurred for completion of the transaction and post-closing matters) may be netted out of the Purchase Price payable by the Investors.

          8.11 ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the other Transaction Documents constitute the entire agreement between the parties with regard to the subject matter hereof and thereof, superseding all prior agreements or understandings, whether written or oral, between or among the parties. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the holders of at least a majority of the Outstanding Registrable Securities at such time, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought. Any waver or consent shall be effective only in the specific instance and for the specific purpose for which given.

          8.12 TERMINATION. In the event that the Closing has not have occurred with respect to an Investor on or before November 26, 2004 due to the Company's or such Investor's failure to satisfy the conditions set forth in Sections 5.1 and 5.2 above (and the non-breaching party's failure to waive such unsatisfied condition(s)), the non-breaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability to any other party; PROVIDED, HOWEVER, that if this Agreement is terminated pursuant to this
     Section 8.12 for failure to satisfy the conditions set forth in Section 5.2 hereof, the Company shall remain obligated to reimburse the Investors for the expenses described in Section 8.10 above.

                           [Signature Pages to Follow]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first-above written.

LANOPTICS LTD.


By:      __________________________
         Name:
         Title:

____________________________________

By:      ___________________, its [Manager]

         By:      __________________________
                  Name:
                  Title:

ADDRESS:

         WITH A COPY TO:

Jurisdiction of Organization:  ____________________


Number of Ordinary Shares to be Purchased: ________

                          REGISTRATION RIGHTS AGREEMENT


     This REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT"), dated as of November 24, 2004, is by and between LanOptics Ltd., a company organized under the laws of the State of Israel, with headquarters located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692 Israel (the "COMPANY"), and each of the entities whose names appear on the signature pages hereof (each, an "INVESTOR" and, collectively, the "INVESTORS").

     A. The Company has agreed, on the terms and subject to the conditions set forth in the Securities Purchase Agreement, dated as of November 24, 2004 (the "SECURITIES PURCHASE AGREEMENT"), to issue and sell to each Investor named therein certain of the Company's Ordinary Shares, nominal value NIS 0.02 (the "ORDINARY SHARES"), and a Warrant (as defined in the Securities Purchase Agreement). The Warrants are exercisable into Ordinary Shares (the "WARRANT SHARES") in accordance with their terms. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Securities Purchase Agreement.

     B. In order to induce each Investor to enter into the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and under applicable state securities laws.

     In consideration of each Investor entering into the Securities Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1.   DEFINITIONS.

     For purposes of this Agreement, the following terms shall have the meanings specified:

          "COMMISSION" means the Securities and Exchange Commission.

          "EFFECTIVE DATE" means the date on which the Registration Statement is declared effective by the Commission.

          "FILING DEADLINE" means the thirtieth (30th) calendar day following the Closing Date.

          "HOLDER" means any person owning or having the right to acquire, through exercise of the Warrants or otherwise, Registrable Securities, including initially each Investor and thereafter any permitted assignee thereof.

          "REGISTRABLE SECURITIES" means the Purchased Shares and the Warrant Shares and any share capital issued or issuable from time to time (with any adjustments) in replacement of, in exchange for or otherwise in respect of the Purchased Shares or the Warrant Shares; PROVIDED, HOWEVER, that "Registrable Securities" shall not include any such shares that have been sold to the public pursuant to the Registration Statement or Rule 144.

          "REGISTRATION DEADLINE" means the ninetieth (90th) calendar day following the Closing Date; PROVIDED, HOWEVER, that, if the Commission reviews and makes written comments with respect to the Registration Statement that, in the reasonable opinion of outside legal counsel to the Company, would require the filing of a pre-effective amendment thereto with the Commission, "Registration Deadline" shall mean the one hundred and twentieth (120th) day following the Closing Date.

          "REGISTRATION PERIOD" has the meaning set forth in paragraph 2(b) below.

          "REGISTRATION STATEMENT" means a registration statement or statements prepared in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act ("RULE 415") or any successor rule providing for the offering of securities on a continuous or delayed basis.

     2.   REGISTRATION.

          (a) REGISTRATION STATEMENT. As soon as practicable following the Closing Date, but in any event, on or before the Filing Deadline, the Company shall prepare and file with the Commission a Registration Statement on Form F-3 pursuant to Rule 415 under the Securities Act covering the resale of a number of shares of Registrable Securities equal to (A) the number of Ordinary Shares issued on the Closing Date under the Purchase Agreement PLUS (B) the number of Warrant Shares issuable upon exercise of the Warrants (such number to be determined without regard to any restriction on the ability of any Holder to exercise such Holder's Warrant as of such date). Such Registration Statement shall state, to the extent permitted by Rule 416 under the Securities Act, that it also covers such indeterminate number of additional Ordinary Shares as may become issuable upon the exercise of the Warrants in order to prevent dilution resulting from stock splits, stock dividends or similar events. Notwithstanding the foregoing, if the Company does not meet the eligibility requirements for filing a Registration Statement on Form F-3, then the Company shall instead prepare and file with the Commission a Registration Statement on such form as the Company is then eligible to file and, in such event, the Company shall re-file such Registration Statement, or file a new Registration Statement covering at least the number of shares then registered on the existing Registration Statement (and not previously sold pursuant to the existing Registration Statement or pursuant to Rule 144), on Form F-3 as promptly as practicable (but in no event later than thirty (30) days) after the Company meets the eligibility requirements to use Form F-3 for the resale of Registrable Securities by each Investor. The Registration Statement shall contain the "Plan of Distribution" attached hereto as EXHIBIT A.

          (b) EFFECTIVENESS. The Company shall use its best efforts to cause the Registration Statement to become effective as soon as practicable following the filing thereof, but in no event later than the Registration Deadline. The Company shall respond promptly to any and all comments made by the staff of the Commission on the Registration Statement, and shall submit to the Commission, within three (3) Business Days after the Company learns that no review of the Registration Statement will be made by the staff of the Commission or that the staff of the Commission has no further comments on the Registration Statement, as the case may be, a request for acceleration of the effectiveness of the Registration Statement to a time and date not later than two (2) Business Days after the submission of such request. The Company will maintain the effectiveness of the Registration Statement until the earlier to occur of (i) the date on which all of the Registrable Securities eligible for resale thereunder have been publicly sold pursuant to either the Registration Statement or Rule 144, and (ii) the date on which all of the Registrable Securities remaining to be sold under the Registration Statement (in the reasonable opinion of counsel to the Company) may be immediately sold to the public under Rule 144(k) or any successor provision (the period beginning on the Closing Date and ending on the earlier to occur of (i) and (ii) above being referred to herein as the "REGISTRATION PERIOD").

          (c) REGISTRATION DEFAULT. If (i) the Registration Statement is not filed on or before the Filing Deadline or declared effective by the Commission on or before the Registration Deadline, (ii) the Company does not file an acceleration request within the time period specified in
     Section 2(b) above, (iii) after the Registration Statement has been declared effective by the Commission, sales of Registrable Securities cannot be made by a Holder under the Registration Statement for any reason not within the exclusive control of such Holder (other than during a Black-out Period (as defined below) or with respect to sales of Registrable Securities that are then freely saleable pursuant to Rule 144(k)), or (iv) an amendment or supplement to the Registration Statement, or a new registration statement, required to be filed pursuant to the terms of paragraph 4(j) below is not filed on or before the date required by such paragraph (each of events described in the foregoing clauses (i), (ii), (iii) or (iv) being referred to herein as a "REGISTRATION DEFAULT"), the Company shall make cash payments to each Holder, as liquidated damages and not as a penalty, equal to (A) for the first thirty (30) day period in which a Registration Default exists, one and one half percent (1.5%) of the Purchase Price paid by such Holder at the Closing (or, if such Holder is a transferee of an Investor, one and one half percent (1.5%) of such Holder's allocable share of such Purchase Price) and (B) for each thirty (30) day period occurring thereafter in which such Registration Default exists, one percent (1%) of the Purchase Price paid by such Holder at the Closing (or, if such Holder is a transferee of an Investor, one percent (1%) of such Holder's allocable share of such Purchase Price), such payments to be pro rated for any period less of than thirty (30) days. Each such payment shall be made within five (5) Business Days following the last day of each calendar month in which a Registration Default exists. Any such payment shall be in addition to any other remedies available to each Holder at law or in equity, whether pursuant to the terms hereof, the Securities Purchase Agreement, or otherwise. Any amounts payable hereunder and not paid in full when due shall accrue interest at an annual rate equal to the lesser of (i) twelve percent (12%) and (ii) the highest interest rate permitted by applicable law.

          (d) ALLOCATION OF WARRANT SHARES. The initial number of Ordinary Shares and Warrant Shares included in any Registration Statement and each increase in the number thereof included therein shall be allocated PRO RATA among the Holders based on the aggregate number of Registrable Securities issued and issuable to each Holder at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the Commission (such number to be determined without regard to any restriction on the ability of a Holder to exercise such Holder's Warrant as of such date). In the event that a Holder sells or otherwise transfers any of such Holder's Registrable Securities or Warrant, each transferee shall be allocated the portion of the then remaining number of Registrable Securities included in such Registration Statement allocable to the transferor.

          (e) REGISTRATION OF OTHER SECURITIES. During the period beginning on the date hereof and ending on the sixtieth (60th) day following the Effective Date, the Company shall refrain from filing any registration statement (other than (i) a Registration Statement filed hereunder, or (ii) a registration statement on Form S-8 with respect to stock option plans and stock plans currently in effect and disclosed in the Securities Purchase Agreement or the schedules thereto). In no event shall the Company include any securities other than the Registrable Securities on any Registration Statement filed by the Company on behalf of the Holders pursuant to the terms hereof; PROVIDED, HOWEVER, that the Company may file a registration statement covering the number of Ordinary Shares issued in exchange for the securities of EZchip.

     3.   PIGGYBACK REGISTRATION.

     If at any time prior to the expiration of the Registration Period, (i) the Company proposes to register Ordinary Shares under the Securities Act in connection with the public offering of such shares for cash (a "PROPOSED REGISTRATION") other than a registration statement on Form S-8 or Form S-4 or any successor or other forms promulgated for similar purposes and (ii) a Registration Statement covering the sale of all of the Registrable Securities is not then effective and available for sales thereof by the Holders, the Company shall, at such time, promptly give each Holder written notice of such Proposed Registration. Each Holder shall have ten (10) Business Days from its receipt of such notice to deliver to the Company a written request specifying the amount of Registrable Securities that such Holder intends to sell and such Holder's intended method of distribution. Upon receipt of such request, the Company shall use its best efforts to cause all Registrable Securities which the Company has been requested to register to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Holder; PROVIDED, HOWEVER, that the Company shall have the right to postpone or withdraw any registration effected pursuant to this Section 3 without obligation to the Holders. If, in connection with any underwritten public offering for the account of the Company or for shareholders of the Company that have contractual rights to require the Company to register Ordinary Shares, the managing underwriter(s) thereof shall impose a limitation on the number of Ordinary Shares which may be included in a registration statement because, in the judgment of such underwriter(s), marketing or other factors dictate such limitation is necessary to facilitate such offering, then the Company shall be obligated to include in the registration statement only such limited portion of the Registrable Securities with respect to which each Holder has requested inclusion hereunder as such underwriter(s) shall permit. Any exclusion of Registrable Securities shall be made PRO RATA among the Holders seeking to include Registrable Securities in a registration statement, in proportion to the number of Registrable Securities sought to be included by such Holders; PROVIDED, HOWEVER, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities, the holders of which are not entitled to inclusion of such securities in the registration statement or are not entitled to PRO RATA inclusion with the Registrable Securities; and PROVIDED, FURTHER, that, after giving effect to the immediately preceding proviso, any exclusion of Registrable Securities shall be made PRO RATA with holders of other securities having the right to include such securities in the registration statement.

     4.   OBLIGATIONS OF THE COMPANY.

     In addition to performing its obligations hereunder, including without limitation those pursuant to Section 2 above, the Company shall:

          (a) use its best efforts to prepare and file with the Commission such amendments and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to comply with the provisions of the Securities Act or to maintain the effectiveness of the Registration Statement during the Registration Period, or as may be reasonably requested by a Holder in order to incorporate information concerning such Holder or such Holder's intended method of distribution;

          (b) prior to or promptly following the Closing, use its best efforts to secure the listing of all Registrable Securities on the Nasdaq SmallCap Market, and provide each Holder with reasonable evidence thereof;

          (c) furnish to each Holder such number of copies of the prospectus included in the Registration Statement, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such Holder may reasonably request in order to facilitate the disposition of such Holder's Registrable Securities, and cooperate with the Holders to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement in such denominations and registered in such names as a Holder may reasonably request;

          (d) use commercially reasonable efforts to register or qualify the Registrable Securities under the securities or "blue sky" laws of such jurisdictions within the United States as shall be reasonably requested from time to time by a Holder, and do any and all other acts or things which may be necessary or advisable to enable such Holder to consummate the public sale or other disposition of the Registrable Securities in such jurisdictions; PROVIDED that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, to subject itself to general taxation or to file a general consent to service of process in any such jurisdiction;

          (e) notify each Holder immediately after becoming aware of the occurrence of any event (but shall not, without the prior written consent of such Holder, disclose to such Holder any facts or circumstances constituting material non-public information) as a result of which the prospectus included in the Registration Statement, as then in effect, contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and as promptly as practicable prepare and file with the Commission and furnish to each Holder a reasonable number of copies of a supplement or an amendment to such prospectus as may be necessary so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

          (f) use commercially reasonable efforts to prevent the issuance of any stop order or other order suspending the effectiveness of the Registration Statement and, if such an order is issued, to obtain the withdrawal thereof at the earliest possible time and to notify each Holder of the issuance of such order and the resolution thereof;

          (g) (i) furnish to each Holder, on the date that the Registration Statement, or any successor registration statement, is declared effective by the Commission, a letter, dated such date, of outside counsel representing the Company, addressed to such Holder, confirming such effectiveness and, to the knowledge of such counsel, the absence of any stop order; and (ii) within two (2) Business Days after the Registration Statement, or any successor registration statement, is declared effective by the Commission, the Company shall cause outside counsel representing the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective in the form attached hereto as EXHIBIT B;

          (h) provide to each Holder and its representatives the reasonable opportunity to conduct, subject to confidentiality agreements reasonably acceptable to the Company, a reasonable inquiry of the Company's financial and other records during normal business hours and make available its officers, directors and employees for questions regarding information which such Holder may reasonably request in order to fulfill any due diligence obligation on its part;

          (i) permit counsel for each Holder to review the Registration Statement and all amendments and supplements thereto, and any comments made by the staff of the Commission concerning such Holder and/or the transactions contemplated by the Transaction Documents and the Company's responses thereto, at least two (2) Business Days prior to the filing thereof with the Commission (or, in the case of comments made by the staff of the Commission, within a reasonable period of time following the receipt thereof by the Company) and shall not file any such document to which such counsel reasonably objects. In the event of any such objection, no Registration Default penalties will accrue until such objection is withdrawn or resolved;

          (j) in the event that, at any time, the number of shares available under the Registration Statement is insufficient to cover one hundred percent 100% of the Outstanding Registrable Securities at such time, the Company shall promptly amend the Registration Statement or file a new registration statement, in any event as soon as practicable, but not later than the fifteenth (15th) Business Day following notice from a Holder of the occurrence of such event, so that the Registration Statement or such new registration statement, or both, covers no less than (A) the number of outstanding Ordinary Shares then constituting Registrable Securities PLUS
     (B) the number of Warrant Shares issuable under the Warrants (such number to be determined without regard to any restriction on the ability of any Holder to exercise such Holder's Warrant). The Company shall use its best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. Any Registration Statement filed pursuant to this paragraph 4(j) shall state that, to the extent permitted by Rule 416 under the Securities Act, such Registration Statement also covers such indeterminate number of additional Ordinary Shares as may become issuable upon exercise of the Warrants in order to prevent dilution resulting from stock splits, stock dividends or similar events. Unless and until such amendment or new Registration Statement becomes effective, each Holder shall have the rights described in paragraph 2(c) above; and

          (k) The Company shall make generally available to its security holders as soon as practicable, but not later than ninety (90) days after the close of the period covered thereby, an earning statement covering the twelve-month period following the effectiveness of any Registration Statement filed hereunder and otherwise in the form provided by the provisions of Section 11(a) under the Securities Act and Rule 158 promulgated thereunder).

     5.   SUSPENSIONS.

          (a) BLACK-OUT PERIOD. Upon the occurrence of a material development involving the Company after the Effective Date, the disclosure of which would have, in the good faith judgment of the Company and its outside legal counsel, a Material Adverse Effect on the Company and its shareholders, the Company shall have the right to suspend the use of the Registration Statement for a period of not more than ten consecutive calendar days or more than thirty (30) calendar days in any twelve month period, PROVIDED that at least thirty (30) calendar days must elapse between any such suspensions (a "BLACK-OUT PERIOD"). In the event that any suspension of the Registration Statement exceeds the Black-out Period, liquidated damages shall accrue as provided in Section 2(c) above.

          (b) NOTICE OF SUSPENSION. Notwithstanding anything to the contrary contained herein or in the Purchase Agreement, if the use of the Registration Statement is suspended by the Company, the Company shall promptly give written notice of the suspension to each Holder and shall promptly notify each Holder in writing as soon as the use of the Registration Statement may be resumed. Notwithstanding anything herein to the contrary, the Company shall cause its transfer agent to deliver Ordinary Shares to a transferee of a Holder in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities that was executed prior to such Holder's receipt of the notice of a Black-out Period.

     6.   OBLIGATIONS OF EACH HOLDER.

     In connection with the registration of Registrable Securities pursuant to a Registration Statement, and as a condition to the Company's obligations under
Section 2 hereof, each Holder shall:

          (a) timely furnish to the Company in writing such information regarding itself and the intended method of disposition of such Registrable Securities as the Company shall reasonably request in order to effect the registration thereof;

          (b) upon receipt of written notice from the Company of the happening of any event of the kind described in paragraphs 4(e) or 4(f) or of the commencement of a Black-out Period, immediately discontinue any sale or other disposition of such Registrable Securities pursuant to such Registration Statement until the filing of an amendment or supplement to such prospectus as may be necessary so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, or until withdrawal of the stop order referred to in paragraph 4(f), or the termination of the Black-out Period, as the case may be; PROVIDED, that such notice from the Company shall not effect any sale executed by a Holder prior to such Holder's receipt of such notice;

          (c) to the extent required by applicable law, deliver a prospectus to the purchaser of such Registrable Securities; and

          (d) notify the Company when it has sold all of the Registrable Securities held by it pursuant to either the Registration Statement or Rule 144.

     7.   INDEMNIFICATION.

     In the event that any Registrable Securities are included in a Registration Statement under this Agreement:

          (a) To the extent permitted by law, the Company shall indemnify and hold harmless each Holder, the officers, directors, employees, agents and representatives of such Holder, and each person, if any, who controls such Holder within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), against any losses, claims, damages, liabilities or reasonable out-of-pocket expenses (whether joint or several) (collectively, including legal or other expenses reasonably incurred in connection with investigating or defending same, "LOSSES"), insofar as any such Losses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or
     (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in the case of any preliminary or final prospectus, in the light of the circumstances under which they were made), not misleading. Subject to the provisions of paragraph 7(c) below, the Company will reimburse such Holder, and each such officer, director, employee, agent, representative or controlling person, for any reasonable legal or other out-of-pocket expenses as incurred by any such entity or person in connection with investigating or defending any Loss; PROVIDED, HOWEVER, that the foregoing indemnity shall not apply to amounts paid in settlement of any Loss if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be obligated to indemnify any person for any Loss to the extent that such Loss is (i) based upon and is in conformity with written information furnished by such person expressly for use in such Registration Statement or (ii) based on a failure of such person to deliver or cause to be delivered the final prospectus contained in the Registration Statement and made available by the Company, if such delivery is required by applicable law. The Company shall not enter into any settlement of a Loss that does not provide for the unconditional release of such Holder from all liabilities and obligations relating to such Loss.

          (b) To the extent permitted by law, each Holder who is named in such Registration Statement as a selling shareholder, acting severally and not jointly, shall indemnify and hold harmless the Company, the officers, directors, employees, agents and representatives of the Company, and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any Losses to the extent (and only to the extent) that any such Losses are based upon and in conformity with written information furnished by such Holder expressly for use in such Registration Statement. Subject to the provisions of paragraph 7(c) below, such Holder will reimburse any reasonable legal or other expenses as incurred by the Company and any such officer, director, employee, agent, representative, or controlling person, in connection with investigating or defending any such Loss; PROVIDED, HOWEVER, that the foregoing indemnity shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and PROVIDED, FURTHER, that, in no event shall any indemnity under this paragraph 7(b) exceed the net proceeds resulting from the sale of the Registrable Securities sold by such Holder under such Registration Statement.

          (c) Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and to assume the defense thereof with counsel mutually satisfactory to the parties; PROVIDED, HOWEVER, that an indemnified party shall have the right to retain its own counsel, with the reasonably incurred fees and expenses of one such counsel for all indemnified parties to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate under applicable standards of professional conduct due to actual or potential conflicting interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, to the extent prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7 with respect to such action, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 7 or with respect to any other action unless the indemnifying party is materially prejudiced as a result of not receiving such notice.

          (d) In the event that the indemnity provided in paragraph (a) or (b) of this Section 7 is unavailable or insufficient to hold harmless an indemnified party for any reason, the Company and each Holder agree, severally and not jointly, to contribute to the aggregate Losses to which the Company or such Holder may be subject in such proportion as is appropriate to reflect the relative fault of the Company and such Holder in connection with the statements or omissions which resulted in such Losses; PROVIDED, HOWEVER, that in no case shall such Holder be responsible for any amount in excess of the net proceeds resulting from the sale of the Registrable Securities sold by it under the Registration Statement. Relative fault shall be determined by reference to whether any alleged untrue statement or omission relates to information provided by the Company or by such Holder. The Company and each Holder agree that it would not be just and equitable if contribution were determined by PRO RATA allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. For purposes of this Section 7, each person who controls a Holder within the meaning of either the Securities Act or the Exchange Act and each officer, director, employee, agent or representative of such Holder shall have the same rights to contribution as such Holder, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act and each officer, director, employee, agent or representative of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

          (e) The obligations of the Company and each Holder under this Section 7 shall survive the exercise of the Warrants in full, the completion of any offering or sale of Registrable Securities pursuant to a Registration Statement under this Agreement, or otherwise.

     8.   REPORTS.

          With a view to making available to each Holder the benefits of Rule 144 and any other similar rule or regulation of the Commission that may at any time permit such Holder to sell securities of the Company to the public without registration, the Company agrees (until all of the Registrable Securities have been sold under a Registration Statement or pursuant to Rule 144) to:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144;

          (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) furnish to such Holder, so long as such Holder owns any Registrable Securities, and a Registration Statement covering the sale of all of the Registrable Securities is not then effective and available for sales thereof by the Holders, promptly upon written request a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act.

     9.   MISCELLANEOUS.

          (a) EXPENSES OF REGISTRATION. Except as otherwise provided in the Securities Purchase Agreement, all reasonable expenses, other than underwriting discounts and commissions and fees and expenses of counsel and other advisors to each Holder, incurred in connection with the registrations, filings or qualifications described herein, including (without limitation) all registration, filing and qualification fees, reproduction and accounting fees, the fees and disbursements of counsel for the Company, and the fees and disbursements incurred in connection with the letters described in paragraph 4(g) hereof, shall be borne by the Company.

          (b) AMENDMENT; WAIVER. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended or waived except pursuant to a written instrument executed by the Company and the Holders of a majority of the Outstanding Registrable Securities at that time. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder, each future Holder and the Company. The failure of any party to exercise any right or remedy under this Agreement or otherwise, or the delay by any party in exercising such right or remedy, shall not operate as a waiver thereof.

          (c) NOTICES. Any notice, demand or request required or permitted to be given by the Company or a Holder pursuant to the terms of this Agreement shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

          IF TO THE COMPANY:

          LanOptics Ltd.
          1 Hatamar Street
          P.O. Box 527
          Yokneam 20692 Israel
          Tel:     011-972-4-959-6666
          Fax:     011-972-4-959-4166
          Att:     Dror Israel

          WITH COPIES (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

          Naschitz, Brandes & Co.
          5 Tuval Street
          Tel Aviv 67897 Israel
          Tel:     011-972-3-623-5050
          Fax:     011-972-3-623-5051
          Att:     Aaron M. Lampert, Esq.

          Carter Ledyard & Milburn LLP
          2 Wall Street
          New York, NY 10005
          Tel:     212-732-3200
          Fax:     212-732-3232
          Attn:    Steven J. Glusband, Esq.

          and if to a Holder, to such address as shall be designated by such Holder in writing to the Company.

          (d) ASSIGNMENT. Upon the transfer of any Warrants or Registrable Securities by a Holder, the rights of such Holder hereunder with respect to such securities so transferred shall be assigned automatically to the transferee thereof, and such transferee shall thereupon be deemed to be a "Holder" for purposes of this Agreement, as long as: (i) the Company is, within a reasonable period of time following such transfer, furnished with written notice of the name and address of such transferee, (ii) the transferee agrees in writing with the Company to be bound by all of the provisions hereof, and (iii) such transfer is made in accordance with the applicable requirements of the Securities Purchase Agreement; PROVIDED, HOWEVER, that the registration rights granted under this Agreement shall not be assigned to any person or entity that receives any Warrants or Registrable Securities in a public transaction pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144.

          (e) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall be deemed one and the same instrument. This Agreement, once executed by a party, may be delivered to any other party hereto by facsimile transmission.

          (f) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

          (g) HOLDER OF RECORD. A person is deemed to be a Holder whenever such person owns or is deemed to own of record Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the record owner of such Registrable Securities.

          (h) ENTIRE AGREEMENT. This Agreement, the Securities Purchase Agreement, the Warrants, and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Securities Purchase Agreement, the Warrants, and the other Transaction Documents supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

          (i) HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          (j) THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.




                           [Signature Pages to Follow]

     IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as of the date first-above written.

LANOPTICS LTD.

By:      __________________________
         Name:
         Title:


___________________________________________
               Investor Name

By:      __________________________, its [Manager]


         By:      __________________________
                  Name:
                  Title:

                                                                       EXHIBIT B

                              PLAN OF DISTRIBUTION

We are registering the ordinary shares issued to the selling shareholder and issuable upon exercise of the warrants to permit the resale of these ordinary shares by the holders of the ordinary shares and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. We will bear all fees and expenses incident to our obligation to register the ordinary shares.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; in the over-the-counter market; in transactions otherwise than on these exchanges or systems or in the over-the-counter market; through the writing of options, whether such options are listed on an options exchange or otherwise; ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange; privately negotiated transactions; short sales; broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share; a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions. The selling shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, warrants or ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

We will pay all expenses of the registration of the ordinary shares pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; PROVIDED, HOWEVER, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

                                                                       EXHIBIT B

                          FORM OF EFFECTIVENESS NOTICE


American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
Attn:  Christine Tomasulo

Re:  LANOPTICS LTD.

Ladies and Gentlemen:

     [We are][I am] counsel to LanOptics Ltd., a company organized under the laws of the State of Israel (the "COMPANY"), and have represented the Company in connection with a Securities Purchase Agreement, dated as of November 24, 2004 (the "SECURITIES PURCHASE AGREEMENT"), entered into by and between the Company and each Investor named therein (collectively, the "Holders") pursuant to which the Company issued to the Holders the Company's ordinary shares, nominal value NIS 0.02 per share (the "Ordinary Shares") and warrants exercisable for Ordinary Shares (the "Warrants"). The Company also has entered into a Registration Rights Agreement with the Holders (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the Ordinary Shares issued and the Ordinary Shares issuable upon exercise of the Warrants, under the Securities Act of 1933, as amended (the "SECURITIES ACT"). In connection with the Company's obligations under the Registration Rights Agreement, on ____________ ___, 200_, the Company filed a Registration Statement on Form F-3 (File No. 333-_____________) (the "REGISTRATION STATEMENT") with the Securities and Exchange Commission (the "COMMISSION") relating to the Registrable Securities which names each of the Holders as a selling shareholder thereunder.

In connection with the foregoing, [we][I] advise you that a member of the Commission's staff has advised [us][me] by telephone that the Commission has entered an order declaring the Registration Statement effective under the Securities Act at [TIME OF EFFECTIVENESS] on [DATE OF EFFECTIVENESS] and [we][I] have no knowledge, after telephonic inquiry of a member of the Commission's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the Commission, and accordingly understand that the Registrable Securities are available for resale under the Securities Act pursuant to the Registration Statement.

This letter shall serve as our standing opinion to you that Ordinary Shares are freely transferable by the Holders pursuant to the Registration Statement and are issuable by you without any legend upon instructions received from a Holder that such Holder has complied with the prospectus delivery requirements of the Securities Act, and you need not require further letters from us or the Company to effect any such issuance of Ordinary Shares to the Holders as contemplated by the Company's Irrevocable Transfer Agent Instructions dated November __, 2004.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS SHALL BE EFFECTIVE WITH RESPECT THERETO, OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE OR TRANSFER. SUBJECT TO COMPLIANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE PLEDGED OR HYPOTHECATED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY THIS WARRANT OR ANY OF THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT.



                                     WARRANT

                           TO PURCHASE ORDINARY SHARES

                                       OF

                                 LANOPTICS LTD.

ISSUE DATE:  NOVEMBER __, 2004                                   WARRANT NO.  __


     THIS CERTIFIES that ___________________ or any subsequent holder hereof (the "HOLDER"), has the right to purchase from LANOPTICS LTD., a company organized under the laws of the State of Israel, with headquarters located at 1 Hatamar Street, P.O. Box 527,Yokneam 20692 Israel (the "COMPANY"), up to [________] fully paid and nonassessable Ordinary Shares of the Company, nominal value NIS 0.02 (the "ORDINARY SHARES"), subject to adjustment as provided herein, at a price per share equal to the Exercise Price (as defined below), at any time and from time to time beginning on the Issue Date (the "COMMENCEMENT DATE") and ending at 6:00 p.m., eastern time, on the date that is the fifth
(5th) anniversary of the Commencement Date (or, if such date is not a Business Day, on the Business Day immediately following such date) (the "EXPIRATION DATE"). This Warrant is issued pursuant to a Securities Purchase Agreement, dated as of November __, 2004 (the "SECURITIES PURCHASE AGREEMENT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Securities Purchase Agreement.

     1. EXERCISE.

     (a) RIGHT TO EXERCISE; EXERCISE PRICE. The Holder shall have the right to exercise this Warrant at any time and from time to time during the period beginning on the Commencement Date and ending on the Expiration Date as to all or any part of the Ordinary Shares covered hereby (the "WARRANT SHARES"). The "EXERCISE PRICE" for each Warrant Share purchased by the Holder upon the exercise of this Warrant shall be equal to US$15.50, subject to adjustment for the events specified in Section 6 below.

     (b) EXERCISE NOTICE. In order to exercise this Warrant, the Holder shall send by facsimile transmission, at any time prior to 6:00 p.m., eastern time, on the Business Day on which the Holder wishes to effect such exercise (the "EXERCISE DATE"), to the Company (with a copy to the Company's counsel) an executed copy of the notice of exercise in the form attached hereto as Exhibit A (the "EXERCISE NOTICE"), and, in the case of a Cash Exercise (as defined below), shall forward to the Company the Exercise Price by wire transfer to an account designated by the Company. The Exercise Notice shall also state the name or names (with address) in which the Ordinary Shares that are issuable on such exercise shall be issued. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. In the case of a dispute as to the calculation of the Exercise Price or the number of Warrant Shares issuable hereunder (including, without limitation, the calculation of any adjustment pursuant to Section 6 below), the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and shall submit the disputed calculations to a certified public accounting firm of national recognition (other than the Company's independent accountants) within two (2) Business Days following the date on which the Exercise Notice is delivered to the Company. The Company shall cause such accountant to calculate the Exercise Price and/or the number of Warrant Shares issuable hereunder and to notify the Company and the Holder of the results in writing no later than three (3) Business Days following the day on which such accountant received the disputed calculations (the "DISPUTE PROCEDURE"). Such accountant's calculation shall be deemed conclusive absent manifest error. The fees of any such accountant shall be borne by the party whose calculations were most at variance with those of such accountant.

     (c) HOLDER OF RECORD. The Holder shall, for all purposes, be deemed to have become the holder of record of the Warrant Shares specified in an Exercise Notice on the Exercise Date specified therein, irrespective of the date of delivery of such Warrant Shares. Except as specifically provided herein, nothing in this Warrant shall be construed as conferring upon the Holder hereof any rights as a shareholder of the Company prior to the Exercise Date.

     (d) CANCELLATION OF WARRANT. This Warrant shall be canceled upon its exercise and, if this Warrant is exercised in part, the Company shall, at the time that it delivers Warrant Shares to the Holder pursuant to such exercise as provided herein, issue a new warrant, and deliver to the Holder a certificate representing such new warrant, with terms identical in all respects to this Warrant (except that such new warrant shall be exercisable into the number of Ordinary Shares with respect to which this Warrant shall remain unexercised); PROVIDED, HOWEVER, that the Holder shall be entitled to exercise all or any portion of such new warrant at any time following the time at which this Warrant is exercised, regardless of whether the Company has actually issued such new warrant or delivered to the Holder a certificate therefor.

     2. DELIVERY OF WARRANT SHARES UPON EXERCISE. Upon receipt of an Exercise Notice pursuant to Section 1 above, the Company shall, (A) in the case of a Cash Exercise no later than the close of business on the later to occur of (i) the third (3rd) Business Day following the Exercise Date set forth in such Exercise Notice and (ii) such later date on which the Company shall have received payment of the Exercise Price, (B) in the case of a Cashless Exercise (as defined below), no later than the close of business on the third (3rd) Business Day following the Exercise Date set forth in such Exercise Notice, and (C) with respect to Warrant Shares that are the subject of a Dispute Procedure, the close of business on the third (3rd) Business Day following the determination made pursuant to Section 1(b) (each of the dates specified in (A), (B) or (C) being referred to as a "DELIVERY DATE"), issue and deliver or caused to be delivered to the Holder the number of Warrant Shares as shall be determined as provided herein. As long as the Company's transfer agent ("TRANSFER AGENT") participates in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program ("FAST"), and except as otherwise provided in the next following sentence of this Section 2, the Company shall effect delivery of Warrant Shares to the Holder by crediting the account of the Holder or its nominee at DTC (as specified in the applicable Exercise Notice) with the number of Warrant Shares required to be delivered, no later than the close of business on such Delivery Date. In the event that the Transfer Agent is not a participant in FAST, or if the Warrant Shares are not otherwise eligible for delivery through FAST, or if the Holder so specifies in an Exercise Notice or otherwise in writing on or before the Exercise Date, the Company shall effect delivery of Warrant Shares by delivering to the Holder or its nominee physical certificates representing such Warrant Shares, no later than the close of business on such Delivery Date.

     3. FAILURE TO DELIVER WARRANT SHARES.

     (a) In the event that the Company fails for any reason to deliver to the Holder the number of Warrant Shares specified in the applicable Exercise Notice on or before the Delivery Date therefor (an "EXERCISE DEFAULT"), the Company shall pay to the Holder payments ("EXERCISE DEFAULT PAYMENTS") in the amount of
(i) (N/365) MULTIPLIED BY (ii) the aggregate Exercise Price of the Warrant Shares which are the subject of such Exercise Default MULTIPLIED BY (iii) the lower of fifteen percent (15%) and the maximum rate permitted by applicable law (the "DEFAULT INTEREST RATE"), where "N" equals the number of days elapsed between the original Delivery Date of such Warrant Shares and the date on which all of such Warrant Shares are issued and delivered to the Holder. Cash amounts payable hereunder shall be paid on or before the fifth (5th) Business Day of each calendar month following the calendar month in which such amount has accrued.

     (b) In the event of an Exercise Default, the Holder may, upon written notice to the Company (an "EXERCISE DEFAULT NOTICE"), regain on the date of such notice the rights of the Holder under the exercised portion of this Warrant that is the subject of such Exercise Default (it being understood that the Holder may deliver an Exercise Notice at any time following delivery of an Exercise Default Notice to the Company). In the event that the Holder delivers an Exercise Default Notice, the Holder shall retain all of the Holder's rights and remedies with respect to the Company's failure to deliver such Warrant Shares prior to delivery of such Notice (including without limitation the right to receive the cash payments specified in Section 3(a) above).

     (c) The Holder's rights and remedies hereunder are cumulative, and no right or remedy is exclusive of any other. In addition to the amounts specified herein, the Holder shall have the right to pursue all other remedies available to it at law or in equity (including, without limitation, a decree of specific performance and/or injunctive relief). Nothing herein shall limit the Holder's right to pursue actual damages for the Company's failure to issue and deliver Warrant Shares on the applicable Delivery Date (including, without limitation, damages relating to any purchase of Ordinary Shares by the Holder to make delivery on a sale effected in anticipation of receiving Warrant Shares upon exercise, such damages to be in an amount equal to (A) the aggregate amount paid by the Holder for the Ordinary Shares so purchased MINUS (B) the aggregate amount of net proceeds, if any, received by the Holder from the sale of the Warrant Shares issued by the Company pursuant to such exercise).

     4. EXERCISE LIMITATIONS. In no event shall a Holder be permitted to exercise this Warrant, or part hereof, if, upon such exercise, either:

          (a) the number of Ordinary Shares beneficially owned by the Holder (other than shares which would otherwise be deemed beneficially owned except for being subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 4), would exceed 4.99% of the number of Ordinary Shares then issued and outstanding. As used herein, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. To the extent that the limitation contained in this Section 4(a) applies, the submission of an Exercise Notice by the Holder shall be deemed to be the Holder's representation that this Warrant is exercisable pursuant to the terms hereof and the Company shall be entitled to rely on such representation without making any further inquiry as to whether this
     Section 4(a) applies. Nothing contained herein shall be deemed to restrict the right of a Holder to exercise this Warrant, or part thereof, at such time as such exercise will not violate the provisions of this Section 4(a). This Section 4(a) may not be amended; PROVIDED, HOWEVER, that the limitations contained in this Section 4(a) shall cease to apply (x) upon sixty (60) days' prior written notice from the Holder to the Company, or
     (y) immediately upon written notice from the Holder to the Company at any time after the public announcement or other disclosure of a Major Transaction (as defined below); or

          (b) the number of Warrant Shares that such Holder would receive upon such exercise, when added to (i) the number of Warrant Shares previously received by such Holder pursuant to this Warrant PLUS (ii) the number of Purchased Shares originally issued to such Holder pursuant to the Securities Purchase Agreement, would exceed the product of (A) the Cap Amount (as defined below) MULTIPLIED BY (B) a fraction, the numerator of which is the number of Warrant Shares originally issuable under this Warrant and the denominator of which is the aggregate number of Warrant Shares originally issuable under this Warrant and the other Warrants (such product, the "ALLOCATION AMOUNT"), PROVIDED, that this paragraph (b) shall not apply if Shareholder Approval (as defined below) has been obtained or the Holder has delivered to the Company a legal opinion reasonably acceptable to the Company that such approval is no longer required under the applicable listing requirements of the Nasdaq Stock Market. In the event that any Investor to which this Warrant was originally issued shall sell or otherwise transfer any part of this Warrant, the remaining Warrant Shares constituting such transferring Investor's Allocation Amount shall be allocated between the transferring Investor and the transferee in proportion to amount of this Warrant being transferred. In the event that, at any time, the aggregate number of Warrant Shares issued and issuable under this Warrant exceeds eighty percent (80%) of the Holder's Allocation Amount, the Company shall, upon the written request of the Holder, hold as promptly as reasonably practicable a special meeting of its shareholders for the purpose of obtaining, and use its best efforts to obtain, Shareholder Approval. In the event that the shareholders do not approve such transactions at such meeting, the Company shall continue to use its best efforts to seek such approval as soon as practicable after such meeting, but no less frequently than annually thereafter. "SHAREHOLDER APPROVAL" means the affirmative vote of the holders of a majority of the votes cast at a meeting of shareholders approving the issuance of Ordinary Shares in excess of the Cap Amount. "CAP AMOUNT" means 19.99% of the number of Ordinary Shares outstanding on the Closing Date (subject to adjustment upon a stock split, stock dividend or similar event).

     5. PAYMENT OF THE EXERCISE PRICE; CASHLESS EXERCISE. The Holder may pay the Exercise Price in either of the following forms or, at the election of Holder, a combination thereof:

     (a) through a cash exercise (a "CASH EXERCISE") by delivering immediately available funds, or

     (b) through a cashless exercise (a "CASHLESS EXERCISE"), as hereinafter provided. The Holder may effect a Cashless Exercise by surrendering this Warrant to the Company and noting on the Exercise Notice that the Holder wishes to effect a Cashless Exercise, upon which the Company shall issue to the Holder the number of Warrant Shares determined as follows:

            X = Y x (A-B)/A

where:      X = the number of Warrant Shares to be issued to the Holder;

            Y = the number of Warrant Shares with respect to which this Warrant is being exercised;

            A = the Market Price (as defined below) as of the Exercise Date; and

            B = the Exercise Price.

For purposes of Rule 144, it is intended and acknowledged that the Warrant Shares issued in a Cashless Exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares required by Rule 144 shall be deemed to have been commenced, on the Issue Date. "MARKET PRICE" means, as of a particular date, the average Closing Bid Price for the period of five (5) consecutive Trading Days occurring immediately prior to (but not including) such date. "CLOSING BID PRICE" means, for the Ordinary Shares as of any date, the closing bid price on such date for the Ordinary Shares on the Principal Market as reported by Bloomberg Financial Markets ("BLOOMBERG"), or if the Principal Market begins to operate on an extended hours basis, and does not designate the closing bid price, then the last bid price at 4:00 p.m. (eastern time), as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price of the Ordinary Shares in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price for such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price cannot be calculated for the Ordinary Shares on such date on any of the foregoing bases, then the Company shall submit such calculation to an independent investment banking firm of national reputation reasonably acceptable to the Holder, and shall cause such investment banking firm to perform such determination and notify the Company and the Holder of the results of determination no later than two (2) Business Days from the time such calculation was submitted to it by the Company. All such determinations shall be appropriately adjusted for any stock dividend, stock split or other similar transaction during such period.

     6. ANTI-DILUTION ADJUSTMENTS; DISTRIBUTIONS; OTHER EVENTS. The Exercise Price and the number of Warrant Shares issuable hereunder shall be subject to adjustment from time to time as provided in this Section 6. In the event that any adjustment of the Exercise Price required herein results in a fraction of a cent, the Exercise Price shall be rounded up or down to the nearest one hundredth of a cent.

     (a) SUBDIVISION OR COMBINATION OF ORDINARY SHARES. If the Company, at any time after the Issue Date, subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) the outstanding Ordinary Shares into a greater number of shares, then effective upon the close of business on the record date for effecting such subdivision, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company, at any time after the Issue Date, combines (by reverse stock split, recapitalization, reorganization, reclassification or otherwise) the outstanding Ordinary Shares into a smaller number of shares, then, effective upon the close of business on the record date for effecting such combination, the Exercise Price in effect immediately prior to such combination will be proportionally increased.

     (b) DISTRIBUTIONS. If the Company shall declare or make any distribution of cash or any other assets (or rights to acquire such assets) to holders of Ordinary Shares, as a partial liquidating dividend or otherwise, including without limitation any dividend or distribution to the Company's shareholders in shares (or rights to acquire shares) of capital stock of a subsidiary) (a "DISTRIBUTION"), the Company shall deliver written notice of such Distribution (a "DISTRIBUTION NOTICE") to the Holder at least thirty (30) days prior to the earlier to occur of (i) the record date for determining shareholders entitled to such Distribution and (ii) the date on which such Distribution is made (the earlier of such dates being referred to herein as the "DETERMINATION DATE"). In the Distribution Notice to a Holder, the Company must indicate whether the Company has elected (A) to deliver to such Holder the same amount and type of assets being distributed in such Distribution as though the Holder were a holder on the Determination Date therefor of a number of Ordinary Shares into which the this Warrant is exercisable as of such Determination Date (such number of shares to be determined at the Exercise Price then in effect and without giving effect to any limitations on such exercise) or (B) to reduce the Exercise Price as of the Determination Date therefor by an amount equal to the fair market value of the assets to be distributed DIVIDED BY the number of Ordinary Shares as to which such Distribution is to be made, such fair market value to be reasonably determined in good faith by the independent members of the Company's Board of Directors. If the Company does not notify the Holders of its election pursuant to the preceding sentence on or prior to the Determination Date, the Company shall be deemed to have elected clause (A) of the preceding sentence.

     (c) DILUTIVE ISSUANCES.

          (i) ADJUSTMENT UPON DILUTIVE ISSUANCE. If, at any time after the Issue Date, the Company issues or sells, or in accordance with subparagraph (ii) of this paragraph (c), is deemed to have issued or sold, any Ordinary Shares for per share consideration less than the Exercise Price on the date of such issuance or sale (a "DILUTIVE ISSUANCE"), then the Exercise Price shall be adjusted so as to equal an amount determined by multiplying such Exercise Price by the following fraction:


                           No + N1
                           -------
                           No + N2

         where:

                    No = the number of Ordinary Shares outstanding immediately prior to the issuance, sale or deemed issuance or sale of such additional Ordinary Shares in such Dilutive Issuance (without taking into account any Ordinary Shares issuable upon conversion, exchange or exercise of any securities or other instruments which are convertible into or exercisable or exchangeable for Ordinary Shares ("CONVERTIBLE SECURITIES") or options, warrants or other rights to purchase or subscribe for Ordinary Shares or Convertible Securities ("PURCHASE Rights"));

                    N1 = the number of Ordinary Shares which the aggregate
                         consideration, if any, received or receivable by the Company for the total number of such additional Ordinary Shares so issued, sold or deemed issued or sold in such Dilutive Issuance (which, in the case of a deemed issuance or sale, shall be calculated in accordance with subparagraph (ii) below) would purchase at the Exercise Price in effect immediately prior to such Dilutive Issuance; and

                    N2 = the number of such additional Ordinary Shares so
                         issued, sold or deemed issued or sold in such Dilutive Issuance.

Notwithstanding the foregoing, no adjustment shall be made pursuant hereto if such adjustment would result in an increase in the Exercise Price.

          (ii) EFFECT ON EXERCISE PRICE OF CERTAIN EVENTS. For purposes of determining the adjusted Exercise Price under subparagraph (i) of this paragraph (c), the following will be applicable:

               (A) ISSUANCE OF PURCHASE RIGHTS. If the Company issues or sells any Purchase Rights, whether or not immediately exercisable, and the price per share for which Ordinary Shares are issuable upon the exercise of such Purchase Rights (and the price of any conversion of Convertible Securities, if applicable) is less than the Exercise Price in effect on the date of issuance or sale of such Purchase Rights, then the maximum total number of Ordinary Shares issuable upon the exercise of all such Purchase Rights (assuming full conversion, exercise or exchange of Convertible Securities, if applicable) shall, as of the date of the issuance or sale of such Purchase Rights, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. For purposes of the preceding sentence, the "price per share for which Ordinary Shares are issuable upon the exercise of such Purchase Rights" shall be determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Purchase Rights, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Purchase Rights, PLUS, in the case of Convertible Securities issuable upon the exercise of such Purchase Rights, the minimum aggregate amount of additional consideration payable upon the conversion, exercise or exchange thereof (determined in accordance with the calculation method set forth in subparagraph (iii)(B) below) at the time such Convertible Securities first become convertible, exercisable or exchangeable, by
          (y) the maximum total number of Ordinary Shares issuable upon the exercise of all such Purchase Rights (assuming full conversion, exercise or exchange of Convertible Securities, if applicable). No further adjustment to the Exercise Price shall be made upon the actual issuance of such Ordinary Shares upon the exercise of such Purchase Rights or upon the conversion, exercise or exchange of Convertible Securities issuable upon exercise of such Purchase Rights. No further adjustment to the Exercise Price shall be made upon the actual issuance of such Ordinary Shares upon the exercise of such Purchase Rights or upon the conversion, exercise or exchange of Convertible Securities issuable upon exercise of such Purchase Rights. To the extent that Ordinary Shares or Convertible Securities are not delivered pursuant to such Purchase Rights, upon the expiration or termination of such Purchase Rights, the Exercise Price shall be readjusted to the Exercise Price that would then be in effect had the adjustments made upon the issuance of such Purchase Rights been made on the basis of delivery of only the number of Ordinary Shares actually delivered.

               (B) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company issues or sells any Convertible Securities, whether or not immediately convertible, exercisable or exchangeable, and the price per share for which Ordinary Shares are issuable upon such conversion, exercise or exchange is less than the Exercise Price in effect on the date of issuance or sale of such Convertible Securities, then the maximum total number of Ordinary Shares issuable upon the conversion, exercise or exchange of all such Convertible Securities shall, as of the date of the issuance or sale of such Convertible Securities, be deemed to be outstanding and to have been issued and sold by the Company for such price per share. If the Convertible Securities so issued or sold do not have a fluctuating conversion or exercise price or exchange ratio, then for the purposes of the immediately preceding sentence, the "price per share for which Ordinary Shares are issuable upon such conversion, exercise or exchange" shall be determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion, exercise or exchange thereof (determined in accordance with the calculation method set forth in this subparagraph (iii)(B)), by (y) the maximum total number of Ordinary Shares issuable upon the exercise, conversion or exchange of all such Convertible Securities. If the Convertible Securities so issued or sold have a fluctuating conversion or exercise price or exchange ratio (a "VARIABLE RATE CONVERTIBLE SECURITY") (PROVIDED, HOWEVER, that if the conversion or exercise price or exchange ratio of a Convertible Security may fluctuate solely as a result of provisions designed to protect against dilution, such Convertible Security shall not be deemed to be a Variable Rate Convertible Security), then for purposes of the first sentence of this subparagraph (B), the "price per share for which Ordinary Shares are issuable upon such conversion, exercise or exchange" shall be deemed to be the lowest price per share which would be applicable (assuming all holding period and other conditions to any discounts contained in such Variable Rate Convertible Security have been satisfied) if the conversion price of such Variable Rate Convertible Security on the date of issuance or sale thereof were seventy-five percent (75%) of the actual conversion price on such date (the "ASSUMED VARIABLE PRICE"), and, further, if the conversion price of such Variable Rate Convertible Security at any time or times thereafter is less than or equal to the Assumed Variable Price last used for making any adjustment under this paragraph (c) with respect to any Variable Rate Convertible Security, the Exercise Price in effect at such time shall be readjusted to equal the Exercise Price which would have resulted if the Assumed Variable Price at the time of issuance of the Variable Rate Convertible Security had been seventy-five percent (75%) of the actual conversion price of such Variable Rate Convertible Security existing at the time of the adjustment required by this sentence. No further adjustment to the Exercise Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities. To the extent that Ordinary Shares are not delivered pursuant to conversion of such Convertible Securities into Ordinary Shares, the Conversion Price shall be readjusted to the Conversion Price that would then be in effect had the adjustments made upon the issuance of such Convertible Securities been made on the basis of delivery of only the number of Ordinary Shares actually delivered.

               (C) CALCULATION OF CONSIDERATION RECEIVED. If any Ordinary Shares, Purchase Rights or Convertible Securities are issued or sold for cash, the consideration received therefor will be the amount received by the Company therefore. In case any Ordinary Shares, Purchase Rights or Convertible Securities are issued or sold for a consideration part or all of which shall be other than cash, including in the case of a strategic or similar arrangement in which the other entity will provide services to the Company, purchase services from the Company or otherwise provide intangible consideration to the Company, the amount of the consideration other than cash received by the Company (including the net present value of the consideration expected by the Company for the provided or purchased services) shall be the fair market value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the average of the last sale prices thereof on the principal market for such securities during the period of ten Trading Days immediately preceding the date of receipt. In case any Ordinary Shares, Purchase Rights or Convertible Securities are issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration therefor will be deemed to be the fair market value of such portion of the net assets and business of the non-surviving corporation as is attributable to such Ordinary Shares, Purchase Rights or Convertible Securities, as the case may be. Notwithstanding anything else herein to the contrary, if Ordinary Shares, Purchase Rights or Convertible Securities are issued or sold in conjunction with each other as part of a single transaction or in a series of related transactions, the Holder may elect to determine the amount of consideration deemed to be received by the Company therefor by deducting the fair value of any type of securities (the "DISREGARDED SECURITIES") issued or sold in such transaction or series of transactions. If the Holder makes an election pursuant to the immediately preceding sentence, no adjustment to the Exercise Price shall be made pursuant to this paragraph (c) for the issuance of the Disregarded Securities or upon any conversion, exercise or exchange thereof. The independent members of the Company's Board of Directors shall calculate reasonably and in good faith, using standard commercial valuation methods appropriate for valuing such assets, the fair market value of any consideration other than cash or securities.

               (D) ISSUANCES WITHOUT CONSIDERATION PURSUANT TO EXISTING SECURITIES. If the Company issues (or becomes obligated to issue) Ordinary Shares pursuant to any anti-dilution or similar adjustments (other than as a result of stock splits, stock dividends and the like) contained in any Convertible Securities or Purchase Rights outstanding as of the date hereof but not included in the schedules to the Securities Purchase Agreement, whether as a result of the issuance of the Warrants or otherwise, then all Ordinary Shares so issued shall be deemed to have been issued for no consideration. If the Company issues (or becomes obligated to issue) Ordinary Shares pursuant to any anti-dilution or similar adjustments contained in any Convertible Securities or Purchase Rights disclosed in a schedule to the Securities Purchase Agreement as a result of the issuance of the Warrants and the number of shares that the Company issues (or is obligated to issue) as a result of such initial issuance exceeds the amount specified in such schedule, such excess shares shall be deemed to have been issued for no consideration.

          (iv) EXCEPTIONS TO ADJUSTMENT OF EXERCISE PRICE. Notwithstanding the foregoing, no adjustment to the Exercise Price shall be made pursuant to this paragraph (c) upon the issuance of any Excluded Securities. For purposes hereof, "EXCLUDED SECURITIES" means (I) securities purchased under the Securities Purchase Agreement; (II) securities issued upon exercise of the Warrants; (III) Ordinary Shares issuable or issued to (x) employees or directors from time to time either directly or upon the exercise of options, in such case granted or to be granted in the discretion of the Board of Directors, as approved by the independent members of the Board, pursuant to one or more stock option plans or restricted stock plans or stock purchase plans in effect as of the Closing Date or approved by the independent members of the Board of Directors or by the Company's shareholders, or (y) consultants, either directly or pursuant to warrants to purchase Ordinary Shares that are outstanding on the date hereof or issued hereafter, provided such issuances are approved by the independent members of the Board of Directors or by the Company's shareholders; (IV) Ordinary Shares issued in connection with any Convertible Securities or Purchase Rights outstanding on the date hereof and disclosed in the Securities Purchase Agreement or the schedules thereto; (V) Ordinary Shares issued to a Person in connection with a joint venture, strategic alliance or investment or other commercial relationship with such Person relating to the operation of the Company's business and not for the purpose of raising equity capital; and (VI) Ordinary Shares issued in exchange for EZchip securities on terms no more favorable than the exchange terms of the Company's exchange transaction with affiliates of Apax Partners in August 2002.

          (v) NOTICE OF ADJUSTMENTS. Upon the occurrence of one or more adjustments or readjustments of the Exercise Price pursuant to this paragraph (c) resulting in a change in the Exercise Price by more than one percent (1%) in the aggregate, or any change in the number or type of stock, securities and/or other property issuable upon exercise of this Warrant, the Company, at its expense, shall promptly compute such adjustment or readjustment or change and prepare and furnish to the Holder a notice (an "ADJUSTMENT NOTICE") setting forth such adjustment or readjustment or change and showing in detail the facts upon which such adjustment or readjustment or change is based. The failure of the Company to deliver an Adjustment Notice shall not affect the validity of any such adjustment.

     (d) MAJOR TRANSACTIONS. In the event of a merger, consolidation, business combination, tender offer, exchange of shares, recapitalization, reorganization, redemption or other similar event, as a result of which Ordinary Shares shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities or other assets of the Company or another entity or the Company shall sell all or substantially all of its assets (each of the foregoing being a "MAJOR TRANSACTION"), the Company will give the Holder at least thirty (30) days written notice prior to the earlier of (I) the closing or effectiveness of such Major Transaction and (II) the record date for the receipt of such shares of stock or securities or other assets, and: (i) the Holder shall be permitted to exercise this Warrant in whole or in part at any time prior to the record date for the receipt of such shares of stock or securities or other assets and shall be entitled to receive, for each share of Ordinary Shares are issuable to the Holder for such exercise, the same per share consideration payable to the other holders of Ordinary Shares in connection with such Major Transaction, and (ii) if and to the extent that the Holder retains any portion of this Warrant following such record date, the Company will cause the surviving or, in the event of a sale of assets, purchasing entity, as a condition precedent to such Major Transaction, to assume the obligations of the Company under this Warrant, with such adjustments to the Exercise Price and the securities covered hereby as may be necessary in order to preserve the economic benefits of this Warrant to the Holder.

     (e) ADJUSTMENTS; ADDITIONAL SHARES, SECURITIES OR ASSETS. In the event that at any time, as a result of an adjustment made pursuant to this Section 6, the Holder of this Warrant shall, upon exercise of this Warrant, become entitled to receive securities or assets (other than Ordinary Shares) then, wherever appropriate, all references herein to Ordinary Shares shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 6. Any adjustment made pursuant to this Section 6 that results in a decrease in the Exercise Price shall also effect a proportional increase in the number of Ordinary Shares into which this Warrant is exercisable.

     7. FRACTIONAL INTERESTS.

          No fractional shares or scrip representing fractional shares shall be issuable upon the exercise of this Warrant, but on exercise of this Warrant, the Holder hereof may purchase only a whole number of Ordinary Shares. If, on exercise of this Warrant, the Holder hereof would be entitled to a fractional share of Ordinary Shares or a right to acquire a fractional share of Ordinary Shares, the Company shall, in lieu of issuing any such fractional share, pay to the Holder an amount in cash equal to the product resulting from multiplying such fraction by the Market Price as of the Exercise Date.

     8. TRANSFER OF THIS WARRANT.

          The Holder may sell, transfer, assign, pledge or otherwise dispose of this Warrant, in whole or in part, as long as such sale or other disposition is made pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. Upon such transfer or other disposition, the Holder shall deliver this Warrant to the Company together with a written notice to the Company, substantially in the form of the Transfer Notice attached hereto as Exhibit B (the "TRANSFER NOTICE"), indicating the person or persons to whom this Warrant shall be transferred and, if less than all of this Warrant is transferred, the number of Warrant Shares to be covered by the part of this Warrant to be transferred to each such person. Within three (3) Business Days of receiving a Transfer Notice and the original of this Warrant, the Company shall deliver to the each transferee designated by the Holder a Warrant or Warrants of like tenor and terms for the appropriate number of Warrant Shares and, if less than all this Warrant is transferred, shall deliver to the Holder a Warrant for the remaining number of Warrant Shares.

     9. BENEFITS OF THIS WARRANT.

          This Warrant shall be for the sole and exclusive benefit of the Holder of this Warrant and nothing in this Warrant shall be construed to confer upon any person other than the Holder of this Warrant any legal or equitable right, remedy or claim hereunder.

     10. LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT.

          Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of indemnity reasonably satisfactory to the Company, and upon surrender of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date.

     11. NOTICE OR DEMANDS.

          Any notice, demand or request required or permitted to be given by the Company or the Holder pursuant to the terms of this Warrant shall be in writing and shall be deemed delivered (i) when delivered personally or by verifiable facsimile transmission, unless such delivery is made on a day that is not a Business Day, in which case such delivery will be deemed to be made on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to an overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

          IF TO THE COMPANY:

          LanOptics Ltd.
          1 Hatamar Street
          P.O. Box 527
          Yokneam 20692 Israel
          Tel:     011-972-4-959-6666
          Fax:     011-972-4-959-4166
          Att:     Dror Israel

          WITH COPIES (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

          Naschitz, Brandes & Co.
          5 Tuval Street
          Tel Aviv 67897 Israel
          Tel:     011-972-3-623-5050
          Fax:     011-972-3-623-5051
          Att:     Aaron M. Lampert, Esq.

          Carter Ledyard & Milburn LLP
          2 Wall Street
          New York, NY 10005
          Tel:     212-732-3200
          Fax:     212-732-3232
          Attn:    Steven J. Glusband, Esq.


and if to the Holder, to such address as shall be designated by the Holder in writing to the Company.

     12. APPLICABLE LAW.

          This Warrant is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

     13. AMENDMENTS.

          No amendment, modification or other change to, or waiver of any provision of, this Warrant may be made unless such amendment, modification or change is (A) set forth in writing and is signed by the Company and the Holder and (B) agreed to in writing by the holders of at least two-thirds (2/3) of the number of shares into which the Warrants are exercisable (without regard to any limitation contained herein on such exercise), it being understood that upon the satisfaction of the conditions described in
     (A) and (B) above, each Warrant (including any Warrant held by the Holder who did not execute the agreement specified in (B) above) shall be deemed to incorporate any amendment, modification, change or waiver effected thereby as of the effective date thereof.

     14. ENTIRE AGREEMENT.

          This Warrant, the Securities Purchase Agreement, the Registration Rights Agreement, and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Warrant, the Securities Purchase Agreement, the Registration Rights Agreement, and the other Transaction Documents supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

     15. HEADINGS.

          The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.



                           [Signature Page to Follow]

     IN WITNESS WHEREOF, the Company has duly executed and delivered this Warrant as of the Issue Date.


                                                  LANOPTICS LTD.



                                                  By: __________________________
                                                      Name:
                                                      Title:

                                                            EXHIBIT A TO WARRANT



                                 EXERCISE NOTICE


     The undersigned Holder hereby irrevocably exercises the right to purchase of the Ordinary Shares ("WARRANT SHARES") of LANOPTICS LTD. evidenced by the attached Warrant (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

          ______ a CASH EXERCISE with respect to _________________ Warrant Shares; and/or

          ______ a CASHLESS EXERCISE with respect to _________________ Warrant Shares, as permitted by Section 5(b) of the attached Warrant.


     2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the sum of US$________________ to the Company in accordance with the terms of the Warrant.



Date: ______________________


___________________________________
    Name of Registered Holder

By: _______________________________
    Name:
    Title:

                                                            EXHIBIT B TO WARRANT



                                 TRANSFER NOTICE



FOR VALUE RECEIVED, the undersigned Holder of the attached Warrant hereby sells, assigns and transfers unto the person or persons named below the right to purchase _______ shares of the Ordinary Shares of LANOPTICS LTD. evidenced by the attached Warrant.


Date: ______________________


___________________________________
     Name of Registered Holder

By: _______________________________
    Name:
    Title:

Transferee Name and Address:

___________________________________________

___________________________________________

___________________________________________